Bodisen Biotech, Inc.
Room 2001, FanMei Building
No. 1 Naguan Zhengjie
Xi’an, Shaanxi 710068
People’s Republic of China

September 15, 2009

Securities and Exchange Commission
100 F Street, N.E., Stop 3720
Washington, D.C. 20549

Re:	Forms 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
File No. 000-31539

Ladies and Gentlemen:

Bodisen Biotech, Inc. (the “Company”) is filing amendments to the above captioned filings in response to questions raised by the Staff of the Commission in its letter of comments dated August 13, 2009.  Set forth below is the Company’s responses to comments.

FORM 10-K FILED ON DECEMBER 31, 2008
General

1.
You filed Form 10-K on March 27, 2009 and subsequently filed Form 10-K/A on March 30, 2009. Please explain your reasons for filing the amended document. Generally, when an amendment is filed, an explanatory paragraph is added prior to Part 1 to facilitate the reader's understanding of the reason for the amendment.

Response:

Our Form 10-K for the fiscal year ended December 31, 2008 was originally filed on March 27, 2009, ahead of the deadline to file the 10-K on March 30, 2009.  On March 27, 2009, we inadvertently filed an earlier version of the 10-K, which did not incorporate some formatting edits as well as some minor changes to correct some inadvertent miscalculations.  The substantive changes that were made and corrected are as follows:

Changes to Management’s Discussion and Analysis – Results of Operation

March 27, 2009 filing	March 30, 2009 filing
Aggregated selling expenses increased 44.3%	Aggregated selling expenses increased 44.4%

Changes to Financial Statements

March 27, 2009 filing	March 30, 2009 filing
Note 2 – building expenses in fiscal year 2008 was $5,120,668	Note 2 – building expenses in fiscal year 2008 was $5,120,667

Note 12 – factory location and lease commitments included a paragraph describing the terms of the Company’s 30-year land lease.	The paragraph regarding the 30 year land lease was deleted since this information is already included in Note 8 – Intangible Assets.

1

We also revised our 10-K to reflect stylistic modifications to the auditor’s report.

Finally, we revised our disclosure in “Item 11. Executive Compensation” to include total compensation amounts in the Summary Compensation Table for the fiscal year 2008. Such totals were inadvertently omitted from our original filing.

A redlined comparison of our 10-K filed March 27, 2009 and our 10-K/A filed March 30, 2009 is provided for your reference as Exhibit C attached hereto.

Management's Discussion and Analysis
Results of Operations, page 18

2.
We note that your revenues appeared to reach a peak in the year ended December 31, 2006, and have-declined in the two subsequent-year end periods.   In this regard, you attribute your significant increase in revenues to an increase in customer base due to growing awareness of your products in the market in your Form 10-K for the year ended December 31, 2006. However, this trend appears to immediately reverse, as the year ended December 31, 2007 shows a decline in revenues which you attribute to a decline in customer base due to your delisting from Amex. In addition, the year ended December 31, 2007 reflects a large write-off of accounts receivable, which appears to be related to revenues recorded in 2006. The current year ended December 31, 2008, reflects a further decline in revenues, which you explain is due to adverse weather conditions.  Please provide a more detailed explanation of the rise in revenues for the year ended December 31, 2006, subsequently followed by a substantial write-off in accounts receivable and two years of significantly declining revenues. Describe the transactions in 2006 which lead to the increase in revenues and subsequent write-off of receivables in 2007, including how you determined the write-off would be necessary. Clarify how your delisting from Amex had an impact on your customer base, as this relationship is unclear based on your explanation that the increase in customer base was due to the effectiveness of your products. Lastly, provide a discussion of the apparent trend of declining revenues in recent periods, including your assessment of whether this trend is likely to continue in the short and long term.

Response:

The growth of revenue in fiscal year 2006 was primarily attributable to market recognition of the Company’s products. As the Company’s public reputation grew, our customer base expanded.

In fiscal year 2007, a number of factors contributed to a decline in revenue:

2

(a)
Between April and November 2007, the street in front of the Company’s “Factory 1” underwent maintenance construction, which indirectly affected the Company’s performance. The street construction prevented production and material shipments from entering and exiting the factory facility, causing the production line to shut down intermittently in 2007 for a total of 40 days.

(b)
The Company’s delisting from AMEX had a negative impact on the Company’s image, which greatly affected the Company’s sales performance.  Customer confidence in the Company’s management and credibility dropped significantly.  Many clients were wary of the Company’s future, and as a result, refrained from buying Company products on a wait-and-see basis.

(c)
One of the Company’s customers was unable to pay approximately RMB 168 million owed to the Company.  The customer voluntarily collateralized the loan with his shares in another company.  Since the Company could not receive repayment in cash, it accepted repayment in the form of shares/assets.  For additional explanation regarding these accounts receivable, please see our responses to questions 4 and 5 below.

Since fiscal year 2007 and through fiscal year 2008, the global financial crisis has affected and will continue to affect sales to some extent.  Assuming that weather conditions are favorable, it is estimated that the situation will change as the financial crisis abates.

3.
You state that revenues decreased in fiscal 2008 due to "abnormally cold springtime weather of Shaanxi province, which-effected crop plantings ..." However, on page 10 you state that there was "unseasonably cold spring weather in Shaanxi" in fiscal 2007. Please explain this apparent inconsistency.

Response:

The changeability of weather causes natural disasters in different regions of the country virtually every year.  The Company relies heavily on favorable weather conditions, which can affect demand for our fertilizer and insecticide products.  The snowstorm in November and December 2007,the cold spell in Shaanxi and effects of the large earthquake in the neighboring Sichuan province in the spring of 2008 reduced sales by approximately 60% in 2007 and 90% in 2008 compared to the comparable period in 2006.

4.
Refer to your discussion of non-operating income and expenses on page 18. You state that other non-operating income is primarily due to bad debt recoveries. If these collections were made on customer receivables that were previously written off, we would generally expect you to first reestablish the receivable by debiting Accounts Receivable and crediting the related allowance. We would then expect you to debit cash and credit the receivable in the amount of the remittance received. It does not appear appropriate to record these recoveries as non-operating income. Please revise, or provide support for your current accounting methodology.

3

Response:

We have reclassified the recoveries from bad debts from non-operating income to a component of general and administrative expenses.  In 2007, when the allowance for bad debts was established, it was recorded as a charge to bad debt expense, which is a component of general and administrative expense.  We have also updated our discussion on page 18 to reflect the recoveries being a component of general and administrative expense.

Financial Statements
Note 2 — Summary of Significant Accounting Policies
Accounts receivable, page F-7

5.
Please explain the significant increase in your allowance for doubtful accounts in 2007. Your explanation should include details on whether the allowance related to one particular customer or transaction, why you believed that collection was reasonably assured at the inception of the transaction(s), and the circumstances that made it necessary to record such a large allowance. Provide us with a schedule of receivables (in dollar terms) by age as of December 31, 2007 and December 31, 2008. Indicate those for which no allowance is required necessary as of each date. We may have further comments upon review of your response.

Response:

The Company sells its products to farmers who have historically paid their invoices once their crops are harvested.  The Company has not had a problem collecting from its customers in the past and even though crop production was down in 2007, the Company believed its customers would eventually pay the balances due to the Company. The significant increase in the allowance for doubtful accounts is a result of factors describe in the response to comment No. 6 below.  The significant increase was not due to one customer, but a result of many aged accounts.  Attached as Exhibits A and B hereto are lists of our accounts receivable as of December 31, 2008 and 2007, respectively.

6.
As a related matter, please tell us more about the timing of the allowance increase. It appears that substantially the entire increase was recorded in the fourth quarter of fiscal 2007. Describe the events and circumstances that arose during the quarter and that necessitated the charge. Please explain why those events and circumstances could not have been reasonably estimated or anticipated in prior quarters. In this regard, we particularly note that the cold weather, the flood and the drought occurred in earlier periods.

Response:

The Company’s accounts receivable balances had continued to grow throughout 2007 due to the following conditions:

a)	the abnormal weather conditions in the spring of 2007 and early 2008 affected crop production and the ability of the farmers to pay the amounts due to the Company.
b)	the Company was delisted from the AMEX and some of the Company’s customers thought the Company was going out of business so they did not pay their receivable balance.
c)	the general economic conditions had worsened and was having an impact on the ability of the Company’s customers to pay their receivable balance.

4

Based on the above factors present at December 31, 2007, the Company reviewed its accounts receivable detail and concluded that a large allowance needed to be established.  Although the Company believed its customers would eventually pay, the Company believed it was prudent to significantly increase its allowance for doubtful accounts.  As a result the Company established an allowance for doubtful accounts of approximately $25 million at December 31, 2007.  The Company was expecting conditions to improve in late 2007, and therefore, did not increase its allowance for doubtful account earlier in the year.  At the end of 2007, the Company determined that the conditions were not improving and determined it was necessary to significantly increase the allowance for doubtful accounts.  Determining the allowance for doubtful accounts is an estimate made by management.  Historically, the Company has not had collection problems and it was believed that this collection trend could continue.  As circumstances changed and the collections slowed, management had to re-evaluate the likelihood of the recoverability of its accounts receivable.

7.
Your revenue recognition policy on page F-10 states that revenue is only recognized once collectability is reasonably assured. However, it appears that you consistently have an allowance for doubtful accounts that far exceeds your net receivables balance. Please provide a description of how credit is initially extended in accordance with your credit policy, and any recent changes to your credit policy. In addition, please describe your methodology for determining that collectability is reasonably assured at the time that revenue is recognized.

Response:

The Company extends credit to its customers, primarily farmers, who can take up to 9 months or more to pay.  Generally the farmers are not in a position to pay the Company until after the crops are harvested.  The Company has a history of extending credit to these farmers and getting paid before the next cycle of crops.  The Company must extend credit to its customers in order to make the sale.  Historically, the Company has not had a collection problem; therefore, the Company has recognized revenue at the time the product is delivered since it is believed that collections is assured – collection may not be extremely timely, but it is eventually paid.

Note 4. Inventory, page F-14

8.
Reference is made to your discussion of operating expenses on page 18. An inventory write-down is considered to be a component of cost of revenue under U.S. GAAP. Please revise your income statement to appropriately reflect this charge and to restate gross profit. MD&A and other relevant sections of the filing will require revision as well.

Response:

The Company has updated its financial statements and MD&A to reflect the inventory write down as component of cost of goods sold rather then as a component of operating expenses.

5

Note 5. Marketable Securities, page F-14

9.
On page F-8, you state that the fair value of your marketable security is determined by using the securities quoted market price as obtained from stock exchanges on which the security trades. Please tell us why the inputs to the valuation are considered Level 2 inputs as opposed to Level I inputs.

Response:

The marketable securities should have been considered Level 1 inputs, not Level 2 inputs.  The Company has updated its financial statements for this change.

Note 6. Other Long-Term Assets, page F-14

10.	In view of the relative significance of your ownership interests in each of the three companies, please provide support for your apparent conclusion that equity method accounting is not required.

Response:

The Company has accounted for its 19.5% and 19.8% investments in two local companies using the cost method.  The Company has used cost accounting instead of equity accounting since (i) the Company does not own more than 20% and (ii) the Company does not exercise any management or board control over either of these two companies.  Both of these investments have been sold in 2009.

Note 10. Employee Welfare Plans, page F-16

11.	Please clarify why the expense for the plan was zero in both December 31, 2008 and 2007.

Response:

The Company has its own employee welfare plan.  As of December 31, 2008 and 2007 the contributions were voluntary.  Due to the Company’s net losses incurred during those two years, the Company elected not to make a contribution to the employee welfare plan.

Item 9A. Controls and Procedures
Internal Control Over Financial Reporting, page 22

12.
It does not appear that your management has completed its assessment ofinternal control over financial reporting as of December 31, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

6

In completing your evaluation, you may find the following documents helpful:

•
the Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
the Commission's release Commission Guidance Regarding Management 's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	the "Sarbanes-Oxley Section 404 — A Guide for Small Business" brochure at:
(http://www.sec.gov/info/smallbus/404guide.shtml).

Response:

Our management has completed its assessment for the year ended December 31, 2008.  Item 9A on Form 10-K has been revised for the following disclosure, which is presented as the conclusion to management’s full report of internal controls over financial reporting, a copy of which is attached as Exhibit D hereto:

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management, including Bo Chen, our Chief Executive Officer, and Junyan Tong, our Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008.

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer. Based on that evaluation, Messrs. Bo and Tong concluded that because of the material weakness in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2008.

7

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act.  Our management is also required to assess and report on the effectiveness of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”).   Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008.  In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.

Notwithstanding the aforementioned controls implemented in December 2006, during management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, management identified deficiencies related to (i) the U.S. GAAP expertise of our internal accounting staff, (ii) a lack of segregation of duties within accounting functions, (iii) our internal risk assessment functions, and (iv) our communication functions. Management believes that these deficiencies amount to a material weakness that render our internal controls over financial reporting ineffective as of December 31, 2008.

A material weakness (within the meaning of PCAOB Auditing Standard No. 5) is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In order to correct the foregoing deficiencies, we have taken the following remediation measures:

•
Although our accounting staff is professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP matters.   Management has determined that our internal audit function is also significantly deficient due to insufficient qualified resources to perform internal audit functions. We retained an outside consulting firm in September 2006, which has since been assisting us in the implementation of Section 404.

We have committed to the establishment of effective internal audit functions and have instituted various anti-fraud control and financial and account management policies and procedures to strengthen our internal controls over financial reporting.  Due to the scarcity of qualified candidates with extensive experience in U.S. GAAP reporting and accounting in the region, we were not able to hire sufficient internal audit resources before the end of 2008. However, we will increase our search for qualified candidates with assistance from recruiters and through referrals.

•
Due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible.  However, to the extent possible, we will implement procedures to assure that the initiation of transactions, the custody of assets and the recording of transactions will be performed by separate individuals.

•
As of the fiscal year ended December 31, 2008, we have not yet established an effective risk assessment system that enables us to collect related information comprehensively and systematically, assess risks in a timely, realistic manner, and take appropriate measures to control risks effectively. The Company is working with its outside consultant to devise an effective risk assessment system and our Chief Financial Officer Junyan Tong is responsible for overseeing such measures.

•
As of the fiscal year ended December 31, 2008, we are working to strengthen efforts to establish an effective communication system with clear procedures that will enable us to collect, process and deliver information related to internal controls in a timely fashion.  Due to our limited staff, our Chief Financial Officer, Mr. Tong, will initially be primarily responsible for collecting and delivering such information among the different levels of Company management.

8

We believe that the foregoing steps will remediate the significant deficiency identified above, and we will continue to monitor the effectiveness of these steps and make any changes that our management deems appropriate.

Notwithstanding the conclusion that our internal control over financial reporting was not effective as of the end of the period covered by this report, the Chief Executive Officer and the Chief Financial Officer believe that the financial statements and other information contained in this annual report present fairly, in all material respects, our business, financial condition and results of operations.  Nothing has come to the attention of management that causes them to believe that any material inaccuracies or errors exist in our financial statements as of December 31, 2008.  The reportable conditions and other areas of our internal control over financial reporting identified by us as needing improvement have not resulted in a material restatement of our financial statements. Nor are we aware of any instance where such reportable conditions or other identified areas of weakness have resulted in a material misstatement of omission in any report we have filed with or submitted to the Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Auditor Attestation

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

 Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls over financial reporting during the fourth quarter of fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2009

Item 4T. Controls and Procedures, page 21

13.
It appears you have omitted your assessment of internal controls over financial reporting for the quarter ended March 31, 2009. Management's assessment of internal controls over financial reporting is required in all periodic filings by Regulation S-K, Item 308T for non-accelerated filers and smaller reporting companies. Please amend your Form 10-Q to include this assessment.

Response:

The Company’s revised disclosure to Item 4T – Controls and Procedures is as follows:

9

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management, including Bo Chen, our Chief Executive Officer, and Junyan Tong, our Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2009.

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer. Based on that evaluation, Messrs. Bo and Tong concluded that because of the material weakness in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of March 31, 2009.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act.  Our management is also required to assess and report on the effectiveness of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”).   Management assessed the effectiveness of our internal control over financial reporting as of three months ended March 31, 2009.  In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.

Notwithstanding the aforementioned controls implemented in December 2006, during management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2009, management identified deficiencies related to (i) the U.S. GAAP expertise of our internal accounting staff, (ii) a lack of segregation of duties within accounting functions, (iii) our internal risk assessment functions, and (iv) our communication functions. Management believes that these deficiencies amount to a material weakness that render our internal controls over financial reporting ineffective as of March 31, 2009.

A material weakness (within the meaning of PCAOB Auditing Standard No. 5) is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In order to correct the foregoing deficiencies, we have taken the following remediation measures:

•           Although our accounting staff is professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP matters.   Management has determined that our internal audit function is also significantly deficient due to insufficient qualified resources to perform internal audit functions. We retained an outside consulting firm in September 2006, which has since been assisting us in the implementation of Section 404.

10

•           We have committed to the establishment of effective internal audit functions and have instituted various anti-fraud control and financial and account management policies and procedures to strengthen our internal controls over financial reporting.  Due to the scarcity of qualified candidates with extensive experience in U.S. GAAP reporting and accounting in the region, we were not able to hire sufficient internal audit resources before the end of first quarter 2009. However, we will increase our search for qualified candidates with assistance from recruiters and through referrals.

•           Due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible.  However, to the extent possible, we will implement procedures to assure that the initiation of transactions, the custody of assets and the recording of transactions will be performed by separate individuals.

•           As of the three months ended March 31, 2009 we have not yet established an effective risk assessment system that enables us to collect related information comprehensively and systematically, assess risks in a timely, realistic manner, and take appropriate measures to control risks effectively. The Company is working with its outside consultant to devise an effective risk assessment system and our Chief Financial Officer Junyan Tong is responsible for overseeing such measures.

•           As of the three months ended March 31, 2009, we are working to strengthen efforts to establish an effective communication system with clear procedures that will enable us to collect, process and deliver information related to internal controls in a timely fashion.  Due to our limited staff, our Chief Financial Officer, Mr. Tong, will initially be primarily responsible for collecting and delivering such information among the different levels of Company management.

We believe that the foregoing steps will remediate the significant deficiency identified above, and we will continue to monitor the effectiveness of these steps and make any changes that our management deems appropriate.

Notwithstanding the conclusion that our internal control over financial reporting was not effective as of the end of the period covered by this report, the Chief Executive Officer and the Chief Financial Officer believe that the financial statements and other information contained in this annual report present fairly, in all material respects, our business, financial condition and results of operations.  Nothing has come to the attention of management that causes them to believe that any material inaccuracies or errors exist in our financial statements as of March 31, 2009.  The reportable conditions and other areas of our internal control over financial reporting identified by us as needing improvement have not resulted in a material restatement of our financial statements. Nor are we aware of any instance where such reportable conditions or other identified areas of weakness have resulted in a material misstatement of omission in any report we have filed with or submitted to the Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Changes in internal control over financial reporting

There have been no changes in our internal controls over financial reporting during our first fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the fining; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

12

If you have any further comments and/or questions, please contact the undersigned at (011-86) 29-87074957 or Marc J. Ross, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Bo Chen
Bo Chen
Chief Executive Officer

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EXHIBIT A
Accounts Receivable as of December 31, 2008

Yang Ling Bodisen Biology Science &
Technology Development Company Limited
Details for Account
Receivable
As of 12/31/2008

			2008
Notes	Customer name (Chinese)	Customer name (English)	Preliminary
			RMB	US$
	Account receivable
	张伟民	Zhang Wei Min	1,466,454.80	$215,128.92
	郭玉存	Guo Yu Cun	318,920.00	$46,785.56
	郝西刚	Gax Xi Gang	4,099,803.60	$601,441.19
	吕开良	Lu Kai Liang	659,000.00	$96,675.30
	贺甲科	He Jia Ke	228,843.00	$33,571.27
	李国寿	Li Guo Shou	57,950.00	$8,501.27
	吕瑞平	Lu Rui Ping	655,923.10	$96,223.92
	王双虎	Wang Shuang Hu	432,669.00	$63,472.54
	杨小峰	Yang Xiao Feng	888,707.00	$130,373.32
	史红斌	Shi Hong Bin	51,850.00	$7,606.40
	任政军	Ren Zheng Junl	152,250.00	$22,335.08
	陈兰波	Chen Lan Bo	1,382,680.00	$202,839.16
	王波	Wang Bo	216,440.00	$31,751.75
	白忠孝	Bai Zhong Xiao	504,640.00	$74,030.69
	张君笑	Zhang Junl Xiao	28,000.00	$4,107.60
	张爱军	Zhang Ai Junl	61,000.00	$8,948.70
	李宗荣	Li Zong Rong	954,540.00	$140,031.02
	李彩霞	Li Cai Xia	112,260.00	$16,468.54
	自提户	Zi Ti Hu	1,266,677.75	$185,821.63
	李洪斌	Li Hong Bin	61,000.00	$8,948.70

14

杨发荣	Yang Fa Rong	11,271.00	$1,653.46
师学霞	Shi Xue Xia	442,745.50	$64,950.76
王永德	Wang Yong De	775,690.80	$113,793.84
李彦坤	Li Yan Kun	503,928.00	$73,926.24
张红兴	Zhang Hong Xing	615,652.20	$90,316.18
郑永民	Zheng Yong Min	744,490.30	$109,216.73
姚良华	Yao Liamg Hua	478,649.50	$70,217.88
马兰亭	Ma Lan Ting	788,560.10	$115,681.77
吴更文	Wu Geng Wen	788,308.00	$115,644.78
闫杰	Yan Jie	685,252.00	$100,526.47
刘少英	Liu Shao Ying	65,934.00	$9,672.52
乔奖峰	Qiao Jiang Feng	662,454.00	$97,182.00
李朝宜	Li Chao Yi	655,841.50	$96,211.95
孙月香	Sun Yue Xiang	868,920.00	$127,470.56
郑拓	Zheng Tuo	1,025,519.00	$150,443.64
程栓魁	Cheng Shuan Kui	414,857.40	$60,859.58
宋光伟	Song Guang Wei	187,750.00	$27,542.93
付敏会	Fu Min Hui	168,206.00	$24,675.82
张靠林	Zhang Kao Lin	-	$0.00
魏有理	Wei You Li	460,994.20	$67,627.85
陈云霞	Chen Yun Xia	79,245.00	$11,625.24
李孝庆	Li Xiao Qing	441,157.30	$64,717.78
邹卫强	Zou Wei Qiang	117,400.00	$17,222.58
秦更乾	Qin Geng Qian	497,597.68	$72,997.58
贾金库	Jia Jin Ku	664,736.25	$97,516.81
熊巧明	Xiong Qiao Ming	-	$0.00
贾立华	Jia Li Hua	69,209.40	$10,153.02

15

董超	Dong Chao	85,605.40	$12,558.31
张建华	Zhang Jian Hua	84,582.30	$12,408.22
赵永良	Zhao Yong Liang	491,436.60	$72,093.75
郑光彦	Zheng Guang Yan	748,711.00	$109,835.90
郑宝华	Zheng Bao Hua	195,770.00	$28,719.46
赵东京	Zhao Dong Jing	639,361.00	$93,794.26
韩书智	Han Shu Zhi	42,498.00	$6,234.46
张新平	Zhang Xin Ping	542,900.00	$79,643.43
杨淑权	Yang Shu Qian	389,150.00	$57,088.31
千东升	Qian Dong Sheng	907,404.00	$133,116.17
王小军	Wang Xiao Junl	49,500.00	$7,261.65
卢建周	Lu Jian Zhou	849,680.00	$124,648.06
赵芳才	Zhao Fang Cai	78,755.00	$11,553.36
万文品	Wan Wen Pin	55,600.00	$8,156.52
杜富安	Du Fu An	152,550.00	$22,379.09
熊保明	Xiong Bao Ming	249,075.00	$36,539.30
李宏伟	Li Hong Wei	262,110.00	$38,451.54
骆清智	Luo Qing Zhi	1,258,825.00	$184,669.63
陈慧凯	Chen Hui Kai	121,150.00	$17,772.71
严录其	Yan Lu Qi	556,360.00	$81,618.01
邹伟强	Zou Wei Qiang	201,400.00	$29,545.38
仵继刚	Wu Ji Gang	599,035.00	$87,878.43
吴宗其	Wu Zong Qi	84,880.00	$12,451.90
李宏卫	Li Hong Wei	167,675.00	$24,597.92
邹会兵	Zou Hui Bing	199,210.00	$29,224.11
申菊花	Shen Ju Hua	136,150.00	$19,973.21
柴成民	Chai Cheng Min	257,090.00	$37,715.10
李大鹏	Li Da Peng	331,026.00	$48,561.51

16

马新成	Ma Xin Cheng	587,500.00	$86,186.25
周永斌	Zhou Yong Bin	576,842.00	$84,622.72
赵根田	Zhao Gen Tian	130,600.00	$19,159.02
拓万府	Tuo Wan Fu	68,490.00	$10,047.48
王金财	Wang Jin Cai	335,050.00	$49,151.84
张世忠	Zhang Shi Zhong	722,768.00	$106,030.07
张栓群	Zhang Shuan Qun	66,200.00	$9,711.54
王云周	Wang Yun Zhou	155,064.00	$22,747.89
陕西绿丰农业物 资有限公司	Shan Xi Lu Feng Nong Ye Wu Zi You Xian Gong Si	10,880,072.13	$1,596,106.58
仲崇玉	Zhong Chong Yu	(185,000.00)	$(27,139.50)
梅小勇	Mei Xiao Yong	(658,850.00)	$(96,653.30)
康景元	Kang Jing Yuan	(1,950,000.00)	$(286,065.00)
黄宗贤	Huang Zong Xian	6.00	$0.88

合计	Total	46,280,208.81	6,789,306.63

17

Exhibit B
Accounts Receivable as of December 31, 2007

Yang Ling
Bodisen
Biology
Technology
Co.,Ltd.
Details for AR
As of 12/31/2007

				2007
	AC code	Customer name (Chinese)	Customer name (English)	Preliminary
				RMB	US$
AR
1	11310106	高根勤	Gao Genqing	-	$0.00
2	11310132	李景轩	Li Jingxuan	-	$0.00
3	11310141	郝西刚	Haoxigang	541,786.10	$74,272.37
4	11310146	杨永利	Yang Yongli	-	$0.00
5	11310148	潘文超	Pan Wenchao	-	$0.00
6	11310165	兰振乔	Lan Zhengqiao	-	$0.00
7	11310168	魏永林	Wei Yonglin	-	$0.00
8	11310183	王海奎	Wang Haikui	-	$0.00
9	11310196	杨宏侠	Yang Hongxia	-	$0.00
10	11310224	魏知奇	Wei Zhiqi	-	$0.00
11	11310229	贺甲科	Hejiake	421,193.00	$57,740.51
12	11310230	闫文忠	Yan Wenzhong	-	$0.00
13	11310250	陈秋成	Chenqiuchen	-	$0.00
14	11310256	吕韦萍	Lv Weiping	-	$0.00
15	11310260	龚伟	Gong Wei	-	$0.00
16	11310269	徐会乾	Xu Huiqian	-	$0.00
17	11310281	李国寿	Li Guoshou	-	$0.00
18	11310294	冯选政	Feng Xuanzheng	-	$0.00
19	11310311	彭运斗	Peng Yundou	-	$0.00
20	11310317	李涛	Li Tao	-	$0.00
21	11310318	宁红云	Ning Hongyun	-	$0.00
22	11310322	张相平	Zhang Xiangping	-	$0.00
23	11310325	王永利	Wang Yongli	-	$0.00

18

24	11310334	吕瑞平	Lu Rui Ping	1,155,963.10	$158,468.67
25	11310336	王双虎	Wang Shuanghu	-	$0.00
26	11310337	杨小峰	Yang Xiaofeng	-	$0.00
27	11310343	丁彩娟	Ding Caijuan	-	$0.00
28	11310357	张建军	Zhang Jianjun'	-	$0.00
29	11310387	宋亚仁	Song Yaren	-	$0.00
30	11310396	张宏义	Zhang Hongyi	-	$0.00
31	11310398	史红斌	Shi Hongbing	-	$0.00
32	11310403	任政军	Ren Zhengjun	-	$0.00
33	11310437	李鸿烈	Li Honglie	-	$0.00
34	11310440	崔和平	Cui Heping	-	$0.00
35	11310451	李改平	Li Gaiping	-	$0.00
36	11310453	唐振玺	Tang Zhengxi	-	$0.00
37	11310461	陈兰波	Chen Lanbo	-	$0.00
38	11310480	王新军	Wang Xinjun	-	$0.00
39	11310484	王金虎	Wang Jinhu	-	$0.00
40	11310489	畅建斌	Chang Jianbin	-	$0.00
41	11310499	强乾德	Qiang Qiande	-	$0.00
42	11310501	雷启明	Lei Qiming	-	$0.00
43	11310563	曾建军	Zeng Jianjun	-	$0.00
44	11310565	王波	Wangbo	571,502.00	$78,346.07
45	11310569	白忠孝	Bai Zhongxiao	-	$0.00
46	11310597	朱俊民	Zhu Junmin	-	$0.00
47	11310601	张芸	Zhang Yun	-	$0.00
48	11310602	郭俊平	Guo Junoping	-	$0.00
49	11310603	张君笑	Zhang Junxiao	-	$0.00
50	11310605	段小明	Duan Xiaoming	-	$0.00
51	11310606	刘爱玲	Liu Ailing	-	$0.00
52	11310608	桑翠红	Sang Cuihong	-	$0.00
53	11310610	张爱民	Zhang Aimin	-	$0.00
54	11310613	王晓荣	Wang Xiaorong	-	$0.00
55	11310614	连育敏	Lian Yuming	-	$0.00
56	11310615	张新乐	Zhang Xinle	-	$0.00
57	11310616	孟义务	Meng Yiwu	-	$0.00
58	11310618	孙培章	Sun Peizhang	-	$0.00
59	11310620	齐宏	Qi Hong	-	$0.00

19

60	11310622	吴根文	Wu Gengwen	-	$0.00
61	11310640	魏德东	Wei Dedong	-	$0.00
62	11310641	梁义智	Liang Yizhi	-	$0.00
63	11310644	周邦青	Zhou Bangqing	-	$0.00
64	11310645	胡芳兰	Hu Fanglan	-	$0.00
65	11310647	郝亚丽	Hao Yali	-	$0.00
66	11310648	张俊萍	Zhang Junping	-	$0.00
67	11310649	聂大鹏	Nie Dapeng	-	$0.00
68	11310650	赵官科	Zhao Guanke	-	$0.00
69	11310651	冀望义	Ji Wangyi	-	$0.00
70	11310652	张凤琴	Zhang Fengqing	-	$0.00
71	11310654	白间文	Bai Jianwen	-	$0.00
72	11310655	刘小刚	Liu Xioagang	-	$0.00
73	11310656	朱东明	Zhu Dongming	-	$0.00
74	11310657	李宗荣	Li Zongrong	-	$0.00
75	11310658	王晓波	Wang Xiaobo	-	$0.00
76	11310659	郭立平	Guo Liping	-	$0.00
77	11310661	郭宏刚	Guo Honggang	-	$0.00
78	11310662	赵良才	Zhao Liangcai	-	$0.00
79	11310663	李永利	Li Yongli	-	$0.00
80	11310665	杨晓泽	Yang Xiaoze	-	$0.00
81	11310667	王建祥	Wang Jianxiang	-	$0.00
82	11310668	刘恩秀	Liu Enxiu	-	$0.00
83	11310669	何汉林	He Hanlin	-	$0.00
84	11310670	陈乃贵	Chai Naigui	-	$0.00
85	11310671	徐博鸿	Xu Hongbo	-	$0.00
86	11310672	朱小平	Zhu Xiaoping	-	$0.00
87	11310673	郑光延	Zheng Guangyan	-	$0.00
88	11310674	张安堂	Zhang Antang	-	$0.00
89	11310676	梁东升	Liang Dongsheng	-	$0.00
90	11310677	王琪斌	Wang Qibin	-	$0.00
91	11310678	牛御军	Niu Yujun	-	$0.00
92	11310679	何双华	He Shuanghua	-	$0.00
93	11310680	宋建平	Song Jianping	-	$0.00
94	11310681	曹春雷	Cao Chunlei	-	$0.00
95	11310682	刘亚民	Liu Yamin	-	$0.00

20

96	11310683	黄凯兵	Huang Kaibing	-	$0.00
97	11310684	李彩霞	Li Caixia	-	$0.00
98	11310685	李明善	Li Mingshan	-	$0.00
99	11310686	祁强威	Qi Qiangwei	-	$0.00
100	11310687	祀苏全	Ji Suquan	-	$0.00
101	11310688	杨政	Yang Zheng	-	$0.00
102	11310689	种文让	Zhong Wenrang	-	$0.00
103	11310691	孙秀忠	Sun Xiuzhong	-	$0.00
104	11310692	张剑伟	Zhang Jianwei	-	$0.00
105	11310694	余剑龙	Yu Jianlong	-	$0.00
106	113108	黑龙江农垦公司	Heilongjiang Nongken Co.,Ltd.	-	$0.00
107	11311002	廖伟雄	Liao Weixong	-	$0.00
108	11311003	高峰	Gao Feng	-	$0.00
109	11311004	张喜林	Zhang Xilin	-	$0.00
110	11311007	张爱军	Zhang Aijun	-	$0.00
111	11311008	杨绍金	Yang Shaojin	-	$0.00
112	11311011	代崇峰	Dai Chongfeng	-	$0.00
113	11311012	申淑芝	Shen Shuzhi	-	$0.00
114	11311013	王卫东	Wang Weidong	-	$0.00
115	11311014	梁永群	Liang Yongqun	-	$0.00
116	11311015	高从文	Gao Congwen	-	$0.00
117	11311016	田雅萍	Tian Yaping	-	$0.00
118	11311017	赵动群	Zhao Dongqun	-	$0.00
119	11311018	王长明	Wang Changming	-	$0.00
120	11311019	王杰	Wang Jie	-	$0.00
121	11311020	王清	Wang Qing	-	$0.00
122	11311021	史茂民	Shi Maomin	-	$0.00
123	11311022	杨发荣	Yang Farong	-	$0.00
124	11311023	葛育生	Ge Yusheng	-	$0.00
125	11311024	林德君	Lin Dejun	-	$0.00
126	11311025	郎传东	Lang Chuandong	-	$0.00
127	11311026	赵永红	Zhao Yonghong	-	$0.00
128	11311027	林佳人	Lin Jiaren	-	$0.00
129	11311028	庞宏良	Pang Hongliang	-	$0.00
130	11311029	王顺和	Wang Shunhe	-	$0.00

21

131	11311030	李树明	Li Shuming	-	$0.00
132	11311031	陈荣川	Chai Rongchuan	-	$0.00
133	11311032	安三保	An Sanbao	-	$0.00
134	11311033	孙维清	Sun Weiqing	-	$0.00
135	11311034	邓美清	Deng Meiqing	-	$0.00
136	11311035	许进璋	Xu Jinzhang	-	$0.00
137	11311036	杨绪章	Yang Xuzhang	-	$0.00
138	11311037	王立君	Wang Lijun	-	$0.00
139	11311038	宋七田	Song Qitian	-	$0.00
140	11311039	曹平	Cao Ping	-	$0.00
141	11311040	李玉清	Li Yuqing	-	$0.00
142	11311041	白伟	Bai Wei	-	$0.00
143	11311042	彭水平	Peng Shuiping	-	$0.00
144	11311043	赵铁炼	Zhao Tielian	-	$0.00
145	11311044	石解兵	Shi Xiebing	-	$0.00
146	11311045	杜士兴	Du Shixing	-	$0.00
147	11311046	范爱华	Fan Aihua	-	$0.00
148	11311047	杨小东	Yang Xiaodong	-	$0.00
149	11311048	刑广第	Xing Guangdi	-	$0.00
150	11311049	韩红霞	Han Hongxia	-	$0.00
151	11311050	杨德中	Yang Dezhong	-	$0.00
152	11311051	武彦卿	Wu Yanqing	-	$0.00
153	11311052	王春芳	Wang Chunfang	-	$0.00
154	11311053	张林清	Zhang Linqing	-	$0.00
155	11311054	王小平	Wang Xiaoping	-	$0.00
156	11311055	谢宏发	Xie Hongfa	-	$0.00
157	11311056	师学霞	Shi Xuexia	1,006,125.50	$137,927.73
158	11311057	胡爱民	Hu Aimei	-	$0.00
159	11311058	李军军	Li Junjun	-	$0.00
160	11311059	李眼良	Li Yanliang	-	$0.00
161	11311060	刘立亮	Liu Liliang	-	$0.00
162	11311061	王永德	Wang Yongde	-	$0.00
163	11311062	卢新华	Lu Xinhua	-	$0.00
164	11311063	李彦坤	Liyankun	790,958.00	$108,430.85
165	11311064	张红兴	Zhanghongxing	483,248.20	$66,247.53
166	11311065	郑永民	Zheng Yong Min	928,927.30	$127,344.79

22

167	11311066	杨群峰	Yangqunfeng	-	$0.00
168	11311067	姚良华	Yao Liang Hua	435,649.50	$59,722.32
169	11311068	马兰亭	Malanting	769,065.10	$105,429.60
170	11311069	张二朝	Zhangerchao	-	$0.00
171	11311070	王彬	Wangbin	-	$0.00
172	11311071	代光记	Daiguangji	-	$0.00
173	11311072	吴更文	Wu Geng Wen	901,508.00	$123,585.93
174	11311079	闫杰	Yanjie	852,112.00	$116,814.33
175	11311086	刘少英	Liu Shao Ying	403,694.00	$55,341.60
176	11311089	乔奖峰	Qiao Jiang Feng	1,132,325.50	$155,228.24
177	11311090	李朝宜	Li Zhao Yi	1,117,299.00	$153,168.29
178	11311091	孙月香	Sunyuexiang	752,710.00	$103,187.51
179	11311092	郑拓	Zhengtuo	745,461.00	$102,193.76
180	11311093	程栓魁	Chengshuankui	670,372.40	$91,900.01
181	11311096	宋光伟	Songuangwei	717,795.00	$98,401.08
182	11311097	付敏会	Fuminhui	635,668.00	$87,142.45
183	11311098	张靠林	Zhangkaolin	314,255.00	$43,080.59
184	11311099	魏有理	Wei You Li	749,409.20	$102,735.01
185	11311101	陈云霞	Chenyunxia	510,715.00	$70,012.90
186	11311104	李孝庆	Lixiaoqiing	689,057.30	$94,461.49
187	11311108	秦更乾	Qingengqian	833,207.68	$114,222.77
188	11311112	贾金库	Jia Jin Ku	877,193.25	$120,252.67
189	11311114	熊巧明	Xiongqiaoming	333,560.00	$45,727.07
190	11311126	贾立华	Jialihua	154,849.40	$21,227.99
191	11311135	董超	Dongchao	238,105.40	$32,641.39
192	11311143	张建华	Zhangjianhua	138,402.30	$18,973.29
193	11311161	赵永良	Zhaoyongliang	754,203.60	$103,392.26
194	11311176	郑光彦	Zhenguangyan	843,711.00	$115,662.65

23

195	113163	唐琦	Tang Qi	-	$0.00
196	113180	陕西绿丰 农业物资 有限公司	Shan Xi Lv Feng Nong Ye Wu Zi You Xian Gong Si	168,668,715.77	$23,122,456.91

	合计	Total		190,138,747.60	$26,065,740.63

24

EXHIBIT C
Redline Comparison of Form 10-K dated March 27, 2009
and Form 10-K/A dated March 30, 2009

25

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K /A

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number: 000-31539
Bodisen Biotech, Inc.
(Exact name of registrant as specified in its charter)

Delaware	98-0381367
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Room 2001, FanMei Building No. 1 Naguan Zhengjie Xi’an, Shaanxi 710068 People’s Republic of China
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number: 011-86-29-87074957

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained herein, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

At June 30, 2008, the end of our second fiscal quarter, the aggregate market value of common stock held by non-affiliates of the registrant was approximately $10,941,000 based on the closing price of $0.65 as reported on the Over-the-Counter Market.

Number of shares of common stock outstanding as of March 15, 2009:  18,710,250.

TABLE OF CONTENTS
TO ANNUAL REPORT ON FORM 10-K
FOR YEAR ENDED DECEMBER 31, 2008

		Page
PART I
Item 1.	Business	1
Item 1A.	Risk Factors	8
Item 1B.	Unresolved Staff Comments	13
Item 2.	Properties	14
Item 3.	Legal Proceedings	14
Item 4.	Submission of Matters to a Vote of Security Holders	15

PART II
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	15
Item 6.	Selected Financial Data	16
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	16
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	19
Item 8.	Financial Statements and Supplementary Data	~~19~~20
Item 9.	Disagreements With Accountants on Accounting and Financial Disclosure	~~19~~21
Item 9A.	Controls and Procedures	~~20~~22
Item 9B.	Other Information	~~21~~23

PART III
Item 10.	Directors, Executive Officers and Corporate Governance	~~21~~23
Item 11.	Executive Compensation	~~23~~25
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	~~24~~26
Item 13.	Certain Relationships and Related Transactions, and Director Independence	~~26~~28
Item 14.	Principal Accounting Fees and Services	~~26~~28

PART IV
Item 15.	Exhibits, Financial Statement Schedules	~~28~~30
Signatures		~~29~~31

i

FORWARD LOOKING STATEMENTS AND CERTAIN TERMINOLOGY

This annual report contains “forward-looking statements” - that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, particular uncertainties that could adversely or positively affect our future results include: our business strategy; expectations of market and customer response; liquidity and capital expenditures; future sources of revenues; expansion of our proposed product line; government policies in the People’s Republic of China; trends in industry activity generally and litigation concerning the matters surrounding our delisting from the American Stock Exchange, or Amex, as well as litigation concerning our ownership of shares in China Natural Gas. These uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. Any “forward-looking statements” contained in this report are only predictions and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the risks outlined under “Risk Factors,” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update or revise any forward-looking statements other than as required by applicable law or regulations

As used in this annual report, the terms “we,” “us,” “our,” the “Company” and “Bodisen” mean Bodisen Biotech, Inc., a Delaware corporation, and its subsidiaries (unless the context indicates a different meaning). Bodisen is a trademark of Bodisen Biotech, Inc. All other company names and trademarks included in this annual report are trademarks, registered trademarks or trade names of their respective owners.

PART I

ITEM 1. BUSINESS

Overview of Business

We are engaged in developing, manufacturing and selling organic fertilizers, liquid fertilizers, pesticides and insecticides in the People’s Republic of China, and have developed a product line of over 60 items. We manufacture our proprietary product lines, which are then marketed and sold to distributors, which distributors in turn sell our products to farmers. In addition to our manufacturing and sales and marketing efforts, we conduct research and development to further improve existing products and to develop new formulae and products.

Bodisen Biotech, Inc. was incorporated on January 14, 2000, and our current structure is the result of a series of mergers and other combinations, including a reverse triangular merger with our predecessor, Stratabid.com, Inc. As a result of these transactions, Bodisen Biotech, Inc. owns 100% of Bodisen Agricultural Technology Co., Ltd., or “Bodisen Agricultural,” which in turn owns 100% of Yang Ling Bodisen Biology Science and Technology Development Company Limited, or “Yang Ling.” Yang Ling, which is our sole operating subsidiary, is located in the People’s Republic of China. Further details regarding these transactions are provided below in the summary of our history.

Our over 60 products cover three categories: organic compound fertilizers, liquid fertilizers, and pesticides and insecticides. Organic compound fertilizer products are our leading product category, accounting for approximately 97.9% and 48.6% of our revenue in 2008 and 2007, respectively. Liquid fertilizers accounted for approximately 1.2% and 34.9% of our revenue in 2008 and 2007, respectively. Pesticides and insecticides accounted for approximately 0.9% and 16.5% of our revenue in 2008 and 2007, respectively.

We currently distribute our products solely in the People’s Republic of China, and our products are currently sold within a group of approximately 20 Chinese agricultural provinces and government-controlled cities. Approximately 80% of our sales are attributable to the local Shaanxi province, 8% of sales are attributable to Henan province, and 5% of sales are attributable to Shanxi province. We also sell a smaller percentage of our products to additional provinces and government-controlled cities, including Ningxia province, Guangdong province and Heilongjian province.

History and Company Structure

Bodisen Biotech, Inc. was incorporated on January 14, 2000 in Delaware, and our principal place of business is based in the People’s Republic of China. Our principal executive offices are located at: Room 2001, FanMei Building, No. 1 Naguan Zhengjie, Xi’an, Shaanxi, China, 7100068. Our telephone number is +011-86-29-87074957. Our current structure is the result of a series of mergers and other combinations, including a reverse triangular merger with our predecessor, Stratabid.com, Inc. A summary of these transactions is provided below.

Prior to March 1, 2004, we were called Stratabid.com, Inc., which was a startup stage Internet-based commercial mortgage origination business. We operated primarily through our wholly-owned subsidiary, Stratabid.com Online (B.C.) Ltd., or “Stratabid.com Online,” which provided services in Canada.

Our sole operating subsidiary, Yang Ling, was founded in the People’s Republic of China on August 31, 2001. Yang Ling, which is located in the Yang Ling Agricultural High-Tech Industries Demonstration Zone, was primarily engaged in developing, manufacturing and selling pesticides and compound organic fertilizers in the People’s Republic of China. On November 19, 2003, Yang Ling incorporated Bodisen International, Inc., or “Bodisen International,” a Delaware corporation, as a non-operative holding company.

On December 15, 2003, Bodisen International entered in to an agreement with all of the stockholders of Yang Ling to exchange all of the outstanding stock of Bodisen International for all of the issued and outstanding stock of Yang Ling. After the consummation of the transaction, the former stockholders of Yang Ling owned 1,500 shares of common stock of Bodisen International, which represented 100% of Bodisen International’s issued and outstanding shares, and Bodisen International owned 100% of Yang Ling. For U.S. federal income tax purpose, the transaction was intended to be qualified as a tax-free transaction under section 351 of the Internal Revenue Code of 1986, as amended.

We accounted for the exchange of shares with Yang Ling as a reverse acquisition under the purchase method of accounting because the stockholders of Yang Ling obtained control of the consolidated entity. Accordingly, the merger of the two companies was recorded as a recapitalization of Yang Ling, with Yang Ling being treated as the continuing entity.

On January 14, 2004, we created a wholly-owned subsidiary corporation currently known as Bodisen Holdings, Inc., a Delaware corporation, or “Bodisen Holdings” (formerly Bodisen Acquisition Corp.), to pursue a merger with Bodisen International, the parent of Yang Ling. On February 11, 2004, we and Bodisen Holdings entered into an Agreement and Plan of Merger with Bodisen International and the shareholders of Bodisen International, providing for the merger of Bodisen International into Bodisen Holdings, with Bodisen Holdings being the surviving entity in the merger. The transactions provided for in the Agreement and Plan of Merger closed on February 24, 2004.

In the merger, we acquired 100% of Bodisen International’s outstanding stock in exchange for the issuance of 3,000,000 shares of our common stock to the holders of Bodisen International shares. The common stock issued in the merger constituted approximately 66% of our outstanding shares after the merger.

The exchange of shares with Stratabid was accounted for as a reverse acquisition under the purchase method of accounting because the stockholders of Bodisen International obtained control of Stratabid. Accordingly, the merger of the two companies was recorded as a recapitalization of the Company, with the Company being treated as the continuing entity.

On February 25, 2004, we sold Stratabid.com Online to Derek Wasson, our former CEO. In consideration of the sale, Mr. Wasson returned 750,000 (pre-dividend) shares of our common stock to us for cancellation and forgave all of our indebtedness to him. Other than indebtedness of Bodisen International, we had no indebtedness or other liability of any kind or nature after the sale of the business to Mr. Wasson, save and except for liabilities incurred in connection with the merger.

After the merger, we paid a three for one stock dividend and then, by prior agreement, cancelled the shares that were previously returned by our former CEO. After these transactions, the shareholders of Bodisen International held approximately 79% of our outstanding common stock. On March 1, 2004, we changed our name to Bodisen Biotech, Inc.

In March 2005, we formed a new wholly-owned subsidiary by the name of Yang Ling Bodisen Agricultural Technology Co., Ltd., or “Bodisen Agricultural.” In June 2005, Bodisen Agricultural completed a transaction with Yang Ling, our operating subsidiary in the People’s Republic of China, which resulted in Bodisen Agricultural owning 100% of Yang Ling.

As a result of the foregoing, we now own 100% of Bodisen Agricultural, which in turn owns 100% of Yang Ling. Bodisen Holdings and Bodisen Agriculture Material Co. Ltd. are also our subsidiaries.

In June 2006, we created another wholly owned subsidiary in Xinjiang, China by the name of Bodisen Agriculture Material Co. Ltd.

Industry Background and Markets

The People’s Republic of China is the exclusive market for our organic compound fertilizers, liquid fertilizers, pesticides and insecticides. We sell our products within a group of 20 Chinese agricultural provinces and government-controlled cities. Approximately 80% of our sales are attributable to the local Shaanxi province, 8% of sales are attributable to Henan province, and 5% of sales are attributable to the neighboring Shanxi province. We also sell a smaller percentage of our products to additional provinces and government controlled cities, including Ningxia province, Guangdong province and Heilongjian province.

Although the People’s Republic of China has the world’s largest population of over 1.3 billion people, its arable land on a per capita basis is only 0.09 hectares (Source: 2006 China Statistical Yearbook), or less than one-sixth of that present in the United States (Source: U.S. State Department, www.america.gov ). This combination of limited arable land and a large and growing population has created a significant need to increase the amount of crops per hectare in the People’s Republic of China.

Our Business and Products

As noted above in the “Business Overview” section of this report, we manufacture over 60 products, which can be broken down into the following categories:

•	Organic compound fertilizers;
•	Liquid fertilizers; and
•	Pesticides and insecticides.

Organic Compound Fertilizers

Organic compound fertilizers are our leading products, accounting for approximately 97.9% and 48.6% of our revenue in 2008 and 2007, respectively.

Organic fertilizers are composed of natural nutritional elements that not only improve the quality and yield of the crops but also improve the soil quality; this in turn improves the yield. Organic compound fertilizer accelerates reproduction of soil microbes to improve soil quality through the decomposition of organic material and the improvement of the soil’s retention of nitrogen. Moreover, this application can activate dormant soil by increasing soil nitrates and moisture content that otherwise is not enhanced by traditional chemical fertilizers. This process controls the release of nutritional elements that enhances the quality, quantity and health of crops. Although organic compound fertilizers typically are more expensive than chemical fertilizers, we believe that the extra cost is justified by the increase of yield and quality and, consequently, the increased margin attained at the market.

Plants tend to easily absorb organic fertilizer without many of the side effects found in chemical fertilizer products, and this organic process strengthens photosynthesis, which improves the overall health of a plant in resisting drought and disease.

Organic fertilizers also improve the cation exchange capacity, or “CEC,” of soil, which refers to the soil’s ability to hold positively charged ions (cations), making them available for uptake by the plant roots. This not only allows for improved uptake of nutrients by the plant but can also reduce leaching, which is of particular concern in sandy soil. Leaching moves nutrients away from the plant roots and into the subsurface water. Additional functions of organic compound fertilizer include:

•	preserving nitrogen and improving soil fertility;
•	allowing phosphorus and potash fertilizer to gradually dissolve;
•	promoting disease resistance; and
•	activating and maintaining soil moisture content.

Our organic fertilizer line includes compound organic fertilizers containing organic matter content levels of 20%, 25%, 35% and 45%. Each of these organic compound fertilizers can then be further narrowed into one of the following product types: wide field, fruit, vegetable, melon or pepper. We also produce various “Bulk Blend” or “BB” organic fertilizers, which contain organic matter content levels of 35%, 40% and 54%. In addition, we produce various solid organic fertilizers.

Our process for manufacturing organic compound fertilizer products has received ISO 9001: 2000 certification. ISO 9000 has become an international reference for quality management requirements in business-to-business dealings, and the ISO 9000 family is primarily concerned with quality management.

Liquid Fertilizers

Liquid fertilizer products accounted for approximately 1.2% and 34.9% of our revenue in 2008 and 2007, respectively.

The early application of liquid fertilizers aids absorption of the key elements and nutrients of the fertilizer, which may increase the rate of photosynthesis and improve the health of the plant, making it more resistant to disease, drought and cold weather. Liquid fertilizer increases the plant’s yield and shortens the time to harvest while heightening the color and luster of fruit and vegetables. These products may also prolong growing periods, guarantee sufficient nutrition during different crop stages and improve pest resistance in certain fruits and vegetables and other crops. Liquid fertilizer is sold to farmers in a concentrated form and needs to be mixed with water before it is sprayed onto plants.

Our liquid fertilizer line includes the following products: “New Guo Li Dan (500G and 250G),” “New Shi Kang Lu (500G),” New Jia An Gai,” “An Fu Lv Ye Wang,” “Tian Feng,” and “Feng Chan Su (20KG).”

Pesticides and Insecticides

Our pesticides and insecticides account for approximately 0.9% and 16.5% of our revenues in 2008 and 2007, respectively.

Our pesticide products can be applied to all fruit trees and vegetable crops, and are used to kill various insects and pests that reduce crop yield. Our insecticide products are applied to various fruit trees, vegetables and other crops to kill bacteria and to prevent the reproduction of harmful insects and pests.

Our pesticides and insecticides include the following products: “Wei Te Li Oil,” “A Wei Chai Oil,” “Lun Mei Su,” “Li Jun Sha,” “Jin Li Sheng,” and “Lun Mei Qing.”

Methods of Distribution

We currently sell each of the products identified above through a network of over 150 regional distributors in the People’s Republic of China. These distributors in turn sell the products to the end-users (typically farmers). Typically, we enter into non-exclusive, short-term written distribution agreements with our distributors. Upon signing a distribution agreement, the distributor will indicate its intent to purchase specified products, and we agree to provide those products upon the distributor’s request. We generally make sales to distributors on a rolling basis. This means that there is a lag between when we deliver our products to our distributors (and recognize revenues for those shipments) and when we receive payment for those products. Typically, accounts are settled anywhere from one to two months and up to seven months after delivery of our products, often in connection with an order for additional product, although we may extend other payment terms to our distributors depending on their ability to pay. We also make advances to suppliers for the purchase of their materials. The products are then sold to farmers and other end-users by the distributor.

Each year we participate in the Yang Ling region’s annual agricultural trade fair and exhibition. Many of our distributors attend this trade fair, and the event accounts for the vast majority of our sales contracts. Sales are then made pursuant to these contracts throughout the year.

We expect to distribute products that are manufactured in our new Xinjiang facility through similar arrangements with distributors; however, we have not yet established relationships with distributors. The construction of our Xinjiang facility is nearly finished and we are in the process of applying production license from government.

Raw Materials

Production of organic fertilizer products, pesticides and insecticides requires a variety of raw materials, and Shaanxi Province provides numerous suppliers of such materials. We currently maintain short-term (typically one-year) supply contracts with 11 material suppliers, 7 of whom are considered “key” suppliers. This is a decrease from 19 relationships we maintained in the past. We have terminated some of our prior relationships based on problems with the quality of materials and supplier inability to satisfy contract requirements. During 2008 and 2007, we did not experience any significant delays in receiving raw materials from our suppliers, while in 2006 we had some minor issues related to road construction in front of one of our facilities.

The specific raw materials and suppliers used for each of our product lines are described below.

Organic Compound Fertilizer Raw Materials and Suppliers

To manufacture organic compound fertilizer, we use carbamide, monoammonium phosphate, ammonium acid carbonate, humic acid, oil shale, zeolite powder, phosphorus, coarse whiting, potassium, iron oxide red and potassium chloride. We obtain these raw materials for organic compound fertilizers from many different suppliers in the People’s Republic of China.

Liquid Fertilizer Raw Materials and Suppliers

The raw materials we use to manufacture our liquid fertilizer are carbamide, potassium chloride, ammonium bicarbonate, borax, ferrous sulphate, bluestone, zinc sulphate, manganese sulfate, citric acid, chlorocholine chloride, dodecane, peregal, ethene, calcium chloride, monoammonium phosphate, bitter salt, amino acid, sodium humate, polyacrylimide, humic acid and carbon white. There are several suppliers from whom we obtain these raw materials.

Pesticide and Insecticide Raw Materials and Suppliers

The raw materials used to manufacture pesticides and insecticides include jiajiliujunlung, thiram, muzhisuhuansuanna, active floridin, vaseline, meiduowei, phoxin, qingwujuzhi, emulsifying agent, dimethylbenzene, aweijunsu, #0 diesel oil, damanling, sulfur powder, carbendazim, mancozeb, dodecane, hexamethylenamine, french chalk, malathion, shellfish powder, xiuqingjuzhi, together with additional raw materials that constitute part of our proprietary formulae.

We obtain these raw materials for pesticides and insecticides from Shaanxi Tianshun Chemical Industry Co., Ltd. We also have access to additional suppliers for each of the necessary raw materials in the event that our primary supplier is unable to satisfy our manufacturing needs.

Intellectual property

We rely on trade secret protection for our proprietary technology and formulae. We currently do not own any patents and have not applied for any patents on our proprietary technology and formulae. A patent application requires a detailed description of our technology and formulae, which would then be made available to the general public. We believe that a patent application and disclosure would be detrimental to our business, as it would reveal features unique to our products. Most of our intellectual property was developed in-house or with various universities and research laboratories (which may not be owned by our company). For information regarding the potential consequences of our intellectual property strategy, please see the paragraph of Item 1A, “Risk Factors,” titled “ We may not be able to adequately protect and maintain our intellectual property. ”

We hold certain government approved intellectual property rights in our trade secrets and proprietary information. Certain intellectual property rights in the People’s Republic of China are decided by the government registry, and we have registered our formulae and proprietary information with the Chinese government. We hold certificates for these rights, which must be registered on an annual basis.

We also own trademarks in the “Bodisen” name, which is used on all products.

Seasonality and Volatility

The fertilizer and pesticide businesses are highly seasonal, based upon the planting, growing and harvesting cycles. The seasonality of these industries has its primary effect on the sales volume of our product. Typically, we experience a higher sales volume in the second and third quarters, with a lower volume in the first and fourth quarters.

Our sales volume can be volatile as a result of a number of factors, including:

•	Weather patterns and field conditions (particularly during periods of high fertilizer consumption);
•	Quantities of fertilizers imported to primary markets;
•	Current and projected grain inventories and prices, which are heavily influenced by U.S. exports, worldwide grain markers, and domestic demands (food, feed, biofuel);
•	Government regulation, intervention and unexpected changes in government policies; and
•	The reputation of our products and company in the marketplace.

In addition to the effect on sales volume, certain factors may have an effect on the prices of our organic fertilizer, pesticide and insecticide products. These factors include raw material and other product related costs, as well as expenses related to our workforce and employees.

Inventory and Working Capital

For each of our products, we maintain an inventory system to meet customer demands. Typically, we produce our products upon receipt of customer orders. We do, however, hold excess inventory to ensure an adequate supply of products. We maintain a larger inventory for “in-season” products, while our inventory for out of season products is less.

In order to ensure a continuous allotment of goods and raw materials, we operate on an advanced payment system with our suppliers. We pay our suppliers based on our projected needs for raw materials and other supplies, which allows us to maintain a stock of such materials and supplies sufficient to sustain continued production.

We do not have policies related to warranties or the return of merchandise. We do, however, provide our customers with extended payment terms and payment options.

Although each company in the fertilizer, pesticide and insecticide industry adopts its own practices based on its employees, equipment, materials and other resources, we believe that our operations are generally consistent with those of other companies in the industry. We are continuing in our efforts to ensure that we exceed industry expectations for product quality, development and overall performance.

Sales and Marketing

We market and promote the Bodisen brand through trade fairs, conventions and the print media, and through television and radio advertising in the People’s Republic of China. As noted previously, a significant portion of our sales are generated directly or indirectly via the annual trade fair and agricultural exhibition in Yang Ling. Because the end-users of our products are local farmers, we also conduct educational seminars to promote products and organic fertilizers directly to farmers. In addition, we send our promotional team to the countryside and other agricultural areas to advance product recognition through field tests. To capture additional markets, we distribute free samples of our products to new areas, allowing for a product trial period. The results of these trials are then made known to surrounding areas. The cost of such efforts is not material and is typically offset by new sales in those test zones.

Our primary tasks with respect to sales goals are to strengthen our home market in the Shaanxi province and to expand the market outside the Shaanxi province into new districts where our products are not well established.

It is our intention to increase marketing in regions where our products are not well known. We anticipate that once we commence operations in our new facility in Xinjiang, we will begin efforts to promote and market our products within that region. In addition, we expect to engage in general promotion of our products through national newspapers in the People’s Republic of China, where we plan to explain the advantages of the high-tech nature of our environmentally friendly product lines. Although we considered selling exclusive franchise opportunities to new wholesale agents, we have since decided against proceeding with any such projects.

Customers

We sell our products directly to over 150 regional distributors in the People’s Republic of China through written sales contracts. Typically, these non-exclusive distribution contracts have a one-year term and, upon signing the contract, the distributor will indicate its intent to purchase a certain quantity of our products. Distributors who fail to place orders for the quantities estimated under these contracts are generally not held responsible for failing to place orders reflecting the estimated quantity.

All of our sales currently are directed to our distributors, and we do not make any sales directly to farmers or other end users of our products.

One customer accounted for 17.0% and 11.2% of our revenues as of December 31, 2008 and 2007, respectively. We do not believe that our business would be materially harmed by the loss of this customer or any of our other current customers.

In November 2007 we entered into contracts providing for approximately $9.4 million worth of sales for 2008. As of December 31, 2008, we had received approximately $5.1 million in net revenues in connection with these and other sales contracts.

Following the November 2007 agricultural trade fair and exhibition in Yang Ling, we have received approximately $9 million in commitments for 2009.

Competition

The organic fertilizer industry in the People’s Republic of China is largely fragmented with most competitors operating small regional factories, serving local requirements. Most companies in this industry do not widely promote their products. We have not yet identified any competitors in the Shaanxi province that operate in all of our product lines (organic compound fertilizer, liquid fertilizer and pesticide and insecticides). We believe that we occupy nearly 10% of the Shaanxi fertilizer market, and that no fertilizer company possesses a larger market share in Shaanxi. This conclusion is based on our knowledge of the Shaanxi Province’s land and area and its fertilizer needs. Our competitive position in the fertilizer industry is strengthened by our emphasis on the use of “environmentally friendly” fertilizer products.

We believe that our only international competitor is DuPont.

Research and Development

In 2008, we budgeted to spend approximately $2,100 for research and development and in 2008, we focused our research and development efforts on our liquid fertilizer product line.

In 2009, we have budgeted approximately $12,000 for research and development, which we also plan to use to our liquid fertilizer product line.

Government and Environmental Regulation

Our products and services are subject to regulation by governmental agencies in the People’s Republic of China and Shaanxi Province. Business and company registrations, along with the products, are certified on a regular basis and must be in compliance with the laws and regulations of the People’s Republic of China and provincial and local governments and industry agencies, which are controlled and monitored through the issuance of licenses. We believe that we have complied with all registrations and requirements for the issuance and maintenance of the licenses required of us by the governing bodies. As of the date of this annual report, all of our license fees and filings are current. Our licenses include:

National Certificate for Production of Industrial Products

The National Certificate for Production of Industrial Products for compounded fertilizers was issued by the National Industrial Products Production License Office on February 27, 2004. This certificate was valid until February 26, 2009.

Certificate for Pesticide Registration

Pesticide registration is required for the production of liquid fertilizer and issued by the Ministry of Agriculture of the People’s Republic of China. This registration also applies to our production of insecticides.

Production standard

We are registered with Bureau of Quality Controls and Technology, Shaanxi Provincial Government, Xi’an.

The cost of obtaining and maintaining these licenses is not prohibitive and it is illegal to do business without these licenses. If we were to lose any of these licenses, we would only have a limited time to reapply for such licenses and would face possible regulatory fines.

While we are subject to relevant environmental laws and regulations that require outlay of capital and the obtaining of relevant permits, we do not anticipate any extraordinary capital expenditures in 2009 for such purposes. We did not make any extraordinary capital expenditures in 2008 or 2007 related to compliance with environmental laws and regulations, including expenditures necessary to obtain relevant permits.

Our new Mancozeb product is awaiting government approval. Prior to the launch of our Mancozeb product, the Chinese government pesticide office instituted a review of all pesticide production companies. As a result, we suspended the installation of our Mancozeb facility pending completion of this government review. Although we continue to work with the government and local authorities to advance the approval process, we have not yet received such approval and do not know when such approval will be received, if at all. Once the government has completed its review and subject to receipt of approval, we expect to continue the installation and launch of the Mancozeb facility.

Except for approvals that have already been obtained, our anticipated new facility in Xinjiang will not require any additional permits or authorizations.

Employees

As of December 31, 2008, we had a total of 283 employees. Of these employees, approximately 23 were executive and senior managers, 80 were business and accounting staff, 14 were warehouse and purchasing staff, and 20 were drivers or secretaries. The balance consists of production workers. We have not experienced any work stoppages and we consider relations with our employees to be good. We are not a party to any collective bargaining agreements.

Executive Officers of the Registrant

Certain information regarding our current executive officers is provided below:

Name	Age	Position
Bo Chen	51	President, Chief Executive Officer and Chairman of the Board
Chunsheng Wang	45	Chief Operating Officer
Junyan Tong	37	Chief Financial Officer

Available Information

We file electronically with the Securities and Exchange Commission, or the “SEC,” our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Our website is located at http://www.bodisen.com. We currently do not make our annual reports on Form 10-K, quarterly reports on Form 10-Q or current reports on Form 8-K or amendments thereto available on our website because the information is available via the SEC website. You may, however, obtain a free copy of such reports and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act, as amended (15 U.S.C. 78m(a) or 78o(d)) on the day of filing with the SEC by contacting the Investor Relations Department at our corporate offices by calling +011-86-29-87074957 or by sending an e-mail message to info@bodisen.com ..

ITEM 1A. RISK FACTORS

Risks Related To Our Business

Legal actions could result in financial losses or harm to our business.

We are, and in the future may be, subject to legal actions in the ordinary course of our operations, both domestically and internationally. In late 2006, various shareholders of our company filed eight purported class actions in the U.S. District Court for the Southern District of New York against our company and certain of our officers and directors (among others), asserting claims under the federal securities laws.

In October 2008 the New York Federal Court presiding over the eight consolidated class actions against Bodisen and its management granted the Company’s initial motion to dismiss the cases.  In addition, the court has notified Bodisen that it also granted the Company’s second motion to dismiss, which challenged the subject matter jurisdiction of the court over about 40% of the class and thus sought to reduce the number of potential class plaintiffs significantly.

In addition, we are currently in litigation regarding our ownership of shares of China Natural Gas, which was our single largest asset, except construction in progress, based on market value of such shares at December 31, 2008. For more information relating to these matters, see Item 3 “Legal Proceedings.” Substantial legal liability in these or future legal or regulatory actions could have a material financial effect or cause significant reputational harm, which in turn could seriously harm our business prospects and our ability to continue as a going concern.

We may be exposed to potential risks relating to our internal control over financial reporting and our ability to have those controls attested to by our independent auditors.

We are (and were required last year) to include a report of management on our internal control over financial reporting in our annual reports on Form 10-K. Although beginning this year, because we are now a smaller reporting issuer, our independent registered public accounting firm is not required to attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting as well as the operating effectiveness of such internal controls for this year, such attestation of our independent registered public accounting firm was required in our annual report for the year ended December 2006, when we were considered to be an accelerated filer. For the reasons described under Item 9A in this annual report, we have not yet completed our evaluation of our internal control over financial reporting and can provide no assurance that we will receive a positive attestation from our independent auditors on such evaluation when completed. While we have no reason to believe that our reported financial results and other information included in this annual report are inaccurate or incomplete in any material respect, we may nevertheless identify significant deficiencies or material weaknesses in our internal control over financial reporting in connection with the completion of our report. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, it could have a material adverse effect on our business, financial condition and results of operations.

We may require additional financing in the future and a failure to obtain such required financing could inhibit our ability to grow.

As of December 31, 2008, we had $90,716 of cash and cash equivalents. Although we expect that our cash and cash flow from operations will be sufficient to meet our anticipated needs for the next twelve months, if we decide to expand our business more broadly than currently estimated, or if our business grows more rapidly than we expect, we may need to raise additional financing in the future. Our ability to obtain additional funding would be subject to a number of factors, including market conditions, operational performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional funding unattractive, or unavailable, to us. If we are not able to obtain additional financing in the future, we will not be able to grow our business, which could have a material adverse effect on our financial condition, results of operations and liquidity.

The terms of any future financing may adversely affect your interest as stockholders and could restrict the operation of our business.

If we require additional financing, we may be required to incur indebtedness or issue equity securities, the terms of which may adversely affect your interests in our company. For example, any future indebtedness may be senior in right of payment to your shares upon liquidation. In addition, the terms of any future indebtedness may limit the operation of our business by imposing restrictions on our ability to grant security interests in our assets or make distributions, require us to comply with certain financial covenants or obtain consent before undertaking certain actions. Similarly, the terms of any equity securities we issue may be senior in right of payment of dividends to our common stock and may contain superior rights and other rights as compared to our common stock. Further, any such issuance of equity securities may dilute your interest in our company.

We may not be able to adequately protect and maintain our intellectual property.

Our success will depend on our ability to continue to develop and market fertilizer and pesticide/insecticide products. We protect our proprietary technology and formulae by keeping such technology or formulae confidential. If such technology or formulae are disclosed to a third party that is not under an obligation to keep the technology confidential, we may not be able to protect our technology or formulae against being exploited by third parties. We currently have not applied for patents for our technology products or formulae as we believe an application for such patents would result in public disclosure of our proprietary technology and formulae with no guarantee that we would have enforceable rights in our intellectual property. Public knowledge of our proprietary technology and formulae without enforceable intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on our management team and other key personnel, the loss of any of whom could disrupt our business operations.

Our future success will depend in substantial part on the continued service of our senior management. The loss of the services of one or more of our key personnel could impede implementation of our business plan and result in reduced profitability. We do not carry key person life or other insurance in respect of any of our officers or employees (other than Directors’ & Officers’ (or D&O) insurance). Our future success will also depend on the continued ability to attract, retain and motivate highly qualified technical sales and marketing customer support. Because of the rapid growth of the economy in the People’s Republic of China, competition for qualified personnel is intense. We cannot guarantee that we will be able to retain our key personnel or that we will be able to attract, assimilate or retain qualified personnel in the future. If we are unsuccessful in our efforts in this regard, it could have an adverse effect on our business, financial condition and results of operations.

We do not have supplier contracts with all of our trade vendors.

As is typical in the agricultural industry in the People’s Republic of China, we do not have supplier contracts with all of our trade vendors. Where we do not have contracts in place, we conduct business on an order-by-order basis. Because we do not have supply contracts in place, we have no guarantee that we will be able to continue to receive adequate supplies for the production of our products or that our suppliers will not continually raise their prices. Despite not having supplier contracts in place in every case, we believe that we have very good relations with the agricultural vendor community. Nonetheless, because we conduct business in this fashion, it exposes us to some risk in the production of our products, which could have an adverse effect on our business, financial condition and results of operations.

We currently rely on a small number of suppliers for raw materials used to produce our products ..

For the year ended December 31, 2008, two vendors provided 16% and 6% of our raw materials (compared to two vendors providing 70.3%, and 10.5% of our raw materials in 2007). Although we have written agreements with these suppliers, we cannot guarantee that they will comply with the terms of our agreements, or that they will be able to deliver sufficient quantities of these raw materials in order for us to meet the increasing demand for our products. If we are not able to manufacture our products because of issues in the supply of necessary raw materials, it could have a material adverse effect on our business, financial condition and results of operations.

Disruptions to our chain of production could have a material adverse effect on our business.

If there is disruption in our chain of production - from receipt of raw materials, to stoppages at our facilities, to delivery of our products - for whatever reason, it could have a material adverse effect on our business. The manufacture of our products relies on the delivery of raw materials to our facilities, the absence of work stoppages or other problems at our manufacturing facilities, as well as the ability to ship our products in a timely fashion. Although disruptions are infrequent, they can have an effect on our operations. For example, in mid-2006, road construction began in front of one of our manufacturing facilities, which affected our ability to receive supplies and ship products and consequently had a negative effect on our business. Similar road improvement projects over which we have no control could occur in the future. If we are unable to manufacture and deliver our products in a timely fashion, we could suffer harm to our reputation and our revenues and operating expenses could be negatively affected.

We may be unable to pass along raw materials price increases to our customers, which could negatively affect our results of operations .

The raw materials that we use in the manufacture of our products are subject to fluctuation due to market prices. If raw materials prices significantly increase and we are unable to pass along these costs to our customers, our operating expenses will increase and our results of operations could be negatively affected.

We sell many of our products on credit, which exposes us to risk of payment defaults. We also make interest-free and unsecured advances to suppliers for the purchase of materials, which exposes us to risk of default .

As is typical in the People’s Republic of China, we generally sell our products to distributors on a rolling basis. This means that there is a lag between when we deliver our products to our distributors (and recognize revenues for those shipments) and when we receive payment for those products. Typically, accounts are settled anywhere from one to two months and up to seven months after delivery of our products, although we may extend other payment terms to our distributors depending on their ability to pay. Often times, if a customer does not order additional products for delivery, we do not have significant leverage to ensure prompt payment of outstanding accounts. In addition to accounts receivables from customers, we also make advances to suppliers for the purchase of their materials. These activities expose us to risk of default. A farmer’s inability to sell his agricultural goods, or grow crops due to inclement weather, could hinder his ability to timely pay his credit obligations to our distributors, which affects their ability to make payment to us. Notably, in 2007, many of our customers did not make payments to our company for products delivered and we no longer believe that we will be able to collect such payments. Further, we have no guarantee that our suppliers will meet their delivery obligations to our company in order for us to produce our goods in a timely fashion. As of December 31, 2008, we had accounts receivable, net of allowance for doubtful accounts, of $719,607 compared to $618,052 in 2007, advances to suppliers of $0 compared to $9,741,090 in 2007, and we had allowances for doubtful accounts of $6,069,700 compared to $25,447,689 in 2007. If an unexpected number of our suppliers and creditors continue to default in their obligations to us, it could have a material adverse effect on our liquidity.

Adverse weather conditions could reduce demand for our products, which could have a negative effect on our revenues.

Demand for our products fluctuates significantly with weather conditions, which may delay the use of our products on crops or render them unnecessary at all. In addition, demand for our products is also affected by natural disasters such as floods, drought, hail, tornadoes and earthquakes. If demand for our products declines, this would have a negative effect on our revenues. In addition, in the event that crop yields are reduced for any reason, including natural disasters, farmers may default on their payments to our distributors, who, in turn, could default on their payments to our company. Further, we have no guarantee that our suppliers will meet their delivery obligations to our company in order for us to produce our goods in a timely fashion. In 2007, for example, there was unseasonably cold Spring weather in Shaanxi, which was followed by a flood and drought in the third quarter of 2007. These events affected crop plantings and the use of fertilizers, which had a material adverse effect on our 2007 revenues. Further, many of our customers did not make payments to our company in 2007 for products delivered and we had allowances for doubtful accounts of $6,069,700 at December 31, 2008 compared to $25,447,689 at December 31, 2007. Continued defaults could have a negative effect on our cash flows and results of operations.

Our success depends upon the development of the People’s Republic of China’s agricultural industry.

The People’s Republic of China is currently the world’s most populous country and one of the largest producers and consumers of agricultural products. Over 40% of the People’s Republic of China’s labor force is engaged in agriculture, even though only about 14% of the land is suitable for cultivation. (Source: CIA Factbook) Although the People’s Republic of China hopes to further increase agricultural production, incomes for Chinese farmers are stagnating. Despite the Chinese government’s continued emphasis on agricultural self-sufficiency, inadequate port facilities and a lack of warehousing and cold storage facilities impedes the domestic agricultural trade. If the Chinese agricultural market does not develop, or develops slower than we expect, it could have an adverse effect on our business, financial condition and results of operations.

Our operating subsidiary may be restricted from making distributions to our company.

We are a legal entity separate and distinct from Yang Ling, which is our indirect wholly-owned operating subsidiary. Aside from our financing activities, the receipt of dividends from Yang Ling is currently our only other source of cash to pay shareholder dividends and to meet our other obligations. Yang Ling is subject to Chinese regulations that currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. These accounting standards and regulations also require Yang Ling to set aside a portion of its after tax profits to fund certain reserve funds. See Note 11 to our consolidated financial statements included in this annual report for more information about these regulations. Although it has been able to do so, to date Yang Ling has not paid us any dividends. In the future, if Yang Ling does not accumulate sufficient profits under Chinese accounting standards and regulations after funding the required reserves, it will not be able to pay us any dividends, and consequently, we may be unable to pay any dividends to our stockholders.

We do not anticipate paying dividends on our common stock.

We have never paid dividends on our common stock and do not anticipate paying dividends in the foreseeable future. Our Board of Directors currently intends to follow a policy of retaining all of our earnings, if any, to finance the development and expansion of our business.

Our corporate structure may subject you to two levels of taxation on the payment of dividends or upon a disposition of our operating subsidiary, thereby substantially reducing the return on your investment.

If Yang Ling, our wholly-owned indirect subsidiary, pays a dividend to us, its parent company, for distribution to our stockholders as a dividend, or if Yang Ling (rather than us, its parent company) is ultimately sold, the dividend or the proceeds of that transaction would be subject to two levels of tax: one at the parent corporate level and one at the parent stockholder level. Because we conduct our operations through Yang Ling, any dividends we pay must come from Yang Ling. Additionally, if a sale were to occur, it would most likely be Yang Ling that would be sold, rather than our company. Because of applicable tax laws, if Yang Ling pays a dividend to us in the future or if Yang Ling is sold in the future, those proceeds may be subject to two levels of taxation: (i) we will pay tax on the dividend or sale proceeds received from Yang Ling, and (ii) our stockholders will pay tax on the distribution of the dividend or the proceeds of the sale. These two levels of taxation will effectively reduce the financial return on your investment in our company.

The industry in which we do business is highly competitive and we face competition from numerous fertilizer manufacturers in China and elsewhere.

We compete with numerous local Chinese fertilizer manufacturers. Although we may have greater resources than many of our competitors, most of which are small local fertilizer companies, it is possible that these competitors have better access in certain local markets to customers and prospects, an enhanced ability to customize products to a particular region or locality and established local distribution channels within a small region. Furthermore, we may face competition from international producers and traders who import products into China that generally are of higher quality than those produced in the local Chinese market. Although we believe that we have many competitive strengths that differentiate our products and the Bodisen brand, we nevertheless must compete aggressively to maintain and grow our market share. If we are not successful in our marketing and advertising efforts to increase awareness of our brands, our revenues could decline and it could have a material adverse effect on our business, financial condition and results of operations.

The admission of the People’s Republic of China into the World Trade Organization could lead to increased foreign competition for us.

As a result of the People’s Republic of China becoming a member of the World Trade Organization (“WTO”), import restrictions on agricultural products are expected to be reduced. With the lowering of import restrictions and the WTO’s requirement for a reduction of import tariffs as condition of membership, such reduced import restrictions and tariffs for us may result in an increase of foreign products and could in turn lead to increased competition in the domestic agricultural market. Increase competition from foreign products could lead to downward pricing pressure, which could have a negative effect on our gross profit margins and adversely affect our business, financial condition and results of operations.

We may not be able to obtain regulatory or governmental approvals for our products.

The manufacture and sale of our agricultural products in the People’s Republic of China is regulated by the People’s Republic of China and the Shaanxi Provincial Government. The legal and regulatory regime governing our industry is evolving, and we may become subject to different, including more stringent, requirements than those currently applicable to our company. Because we must obtain permits and other regulatory approvals for the manufacture of our products. we may be vulnerable to local and national government agencies or other parties who wish to renegotiate the terms and conditions of, or terminate their agreements or other understandings with us, or implement new or more stringent requirements, which may require us to suspend or delay production of our products. For example, we are still delaying the launch of our Mancozeb product line because the Chinese government pesticide office instituted a review of all pesticide production companies. Although our licenses and regulatory filings are current, we have had to suspend the installation of our Mancozeb facility pending the completion of the government review. If we are unable to manufacture and distribute our products, even temporarily, it could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the People’s Republic of China

The People’s Republic of China’s Economic Policies could affect our Business.

Virtually all of our assets are located, and virtually all of our revenues are derived from our operations, in the People’s Republic of China. Accordingly, our business, financial condition and results of operations are subject, to a significant extent, to the economic, political and legal developments in the People’s Republic of China.

While the People’s Republic of China’s economy has experienced significant growth in the past twenty years, such growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of the People’s Republic of China, but they may also have a negative effect on us. For example, operating results and financial condition may be adversely affected by the government control over capital investments or changes in tax regulations.

Over the past 20 years, the Chinese economy has experienced periods of rapid expansion and fluctuating rates of inflation. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action that could inhibit economic activity in China, and thereby harm the market for our products, which could have a negative effect on our business, financial condition and results of operations.

The economy of the People’s Republic of China has been changing from a planned economy to a more market-oriented economy. In recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership of productive assets, and the establishment of corporate governance in business enterprises; however, a substantial portion of productive assets in the People’s Republic of China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over the People’s Republic of China’s economic growth through the allocation of resources, the control of payment of foreign currency- denominated obligations, the setting of monetary policy and the provision of preferential treatment to particular industries or companies.

Capital outflow policies in the People’s Republic of China may hamper our ability to remit income to the United States.

The People’s Republic of China has adopted currency and capital transfer regulations. These regulations may require us to comply with complex regulations for the movement of capital. Although we believe that we are currently in compliance with these regulations, should these regulations or the interpretation of them by courts or regulatory agencies change; we may not be able to remit all income earned and proceeds received in connection with its operations or from the sale of its operating subsidiary to our stockholders.

Fluctuation of the Renminbi may indirectly affect our financial condition by affecting the volume of cross- border money flow.

Because we report our financial statements in U.S. dollars but generate virtually all of our revenues and expenses in Renminbi, we are exposed to translation risk resulting from fluctuations between the value of the U.S. dollar and the value of the Renminbi. The value of the Renminbi fluctuates and is subject to changes in the People’s Republic of China’s political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set based upon the interbank foreign exchange market rates and current exchange rates of a basket of currencies on the world financial markets. As of December 31, 2008, the exchange rate between the Renminbi and the U.S. dollar was 6.82 Renminbi to every one U.S. dollar.

We may have difficulty establishing adequate management, legal and financial controls in the People’s Republic of China.

The People’s Republic of China historically has not adopted a Western style of management and financial reporting concepts and practices, modern banking, computer or other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the People’s Republic of China. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

Because most of our directors and all of our officers reside outside of the United States and virtually all of our assets are located in the People’s Republic of China, you may have difficulty enforcing certain rights.

Any parties who file litigation against our officers and directors may have difficulty serving their lawsuit and acquiring personal jurisdiction because all of our executive officers and most of our directors reside in the People’s Republic of China. For the same reason, it may be difficult for parties who file litigation against those of our officers and directors who reside in the People’s Republic of China to enforce judgments that a jurisdiction other than the People’s Republic of China enters against them. In addition, because virtually all of our assets are located in the People’s Republic of China, it may be difficult to access those assets to satisfy any monetary judgment that a jurisdiction other than the People’s Republic of China enters against us.

Risks Related to Our Common Stock

Our common stock is no longer listed on the American Stock Exchange, or Amex, and is currently quoted only on the Pink Sheets in the United States, which may have an unfavorable impact on our stock price and liquidity.

On November 6, 2006, we received notice of deficiency from the Amex that we were not in compliance with certain continued listing standards and on March 22, 2007, we received notice from Amex of its intent to delist our shares of common stock. We decided not to appeal Amex’s decision and our common stock is currently quoted in the United States on the Pink Sheets under the symbol “BBCZ.” See Item 5 of this annual report for more information regarding the market for shares of our common stock. The Pink Sheets are a significantly more limited market than the Amex and the quotation of our shares on the Pink Sheets may result in a less liquid market available for existing and potential stockholders to trade shares of our common stock in the United States. This could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future.

The market price for our common stock may be volatile, which could result in a complete loss of your investment.

Our common stock is not widely traded or traded in great volume. This was the case even prior to delisting from Amex. Because of the limited trading market and volume, the market price for our common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates by securities analysts;

•	market conditions, including new product announcements by us or our competitors, changes in the economic performance or market valuations of competitor companies, as well as acquisition announcements;

•	additions or departures of key personnel; and

•	legal and regulatory developments.

Volatility in our common stock price may make the value of an investment in our shares more speculative.

We could become subject to penny stock regulations and restrictions, which could make it difficult for our stockholders to sell their shares of stock in our company.

SEC regulations generally define “penny stocks” as equity securities that have a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of March 25, 2009, the closing bid price for our common stock was $0.25 per share. Although we currently meet the net worth exemption from the “penny stock” definition, no assurance can be given that such exemption will be maintained. If we lose the exemption, our common stock may become subject to Rule 15g-9 under the Exchange Act, which regulations are commonly referred to as the “Penny Stock Rules.” The Penny Stock Rules impose additional sales practice requirements on broker-dealers prior to selling penny stocks, which may make it burdensome to conduct transactions in our shares. If our shares become subject to the Penny Stock Rules, it may be difficult to sell shares of our stock, and because it may be difficult to find quotations for shares of our stock, it may be impossible to accurately price an investment in our shares. There can be no assurance that our common stock will continue to qualify for an exemption from the Penny Stock Rules. In any event, even if our common stock continues to remain exempt from the Penny Stock Rules, we remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of a penny stock if the SEC determines that such a restriction would be in the public interest.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Our principal executive offices are located in leased office space located at Room 2001, FanMei Building No. 1 Naguan Zhengjie, Xian, Shaanxi province, People’s Republic of China, 710068, and the telephone number is +011-86-29-87074957. The office space is approximately 328 square meters in area.

We also maintain two separate factories in Yang Ling, China, situated at differing locations within the Yang Ling Agriculture High-Tech Industries Demonstration Zone. These two factories occupy an aggregate of approximately 56,745 square meters of land and contain our production lines, as well as office buildings, warehouses and two research laboratories. We also use a leased warehouse, which occupies 300 square meters of land in close proximity to both of our Yang Ling factories.

In connection with an agreement with the city government of A La Er, China (which is located in the Uygur autonomous region of Xinjiang, China), we agreed to invest in the construction of a manufacturing facility that will be able to produce up to 200,000 metric tons of fertilizer and pesticide products. This facility will be located in Xinjiang, China and is projected to be approximately 120 acres (80,000 square meters). We believe that, with the strong government support that we are receiving and the regional market demand for fertilizer and pesticide products, Xinjiang represents a significant long-term growth opportunity for Bodisen. We began construction of the facility in April 2006 and originally believed construction would be completed in November 2006. However, there have been a series of delays, including delays caused by local weather conditions (an early winter, late spring and frequent sandstorms). Although we now expect to begin initial production at the new facility during 2008, we cannot however, guarantee that production at this facility will begin in 2008. To date, we have spent approximately $11.8 million on this facility and expect that completion could cost another approximately $3.0 million. Although we believe we will have sufficient funds to complete the facility, in the event we do not have sufficient funds, we will be required to obtain them from additional sources and there is no guarantee that we will succeed in doing so.

Following the 2006 admission of our shares to trading on the AIM market of the London Stock Exchange plc, we indicated that we intended to use certain proceeds from that offering to construct an additional facility in Northeast China. We have since decided not to pursue this project at this time.

We have entered into land-lease arrangements for our properties. We do not own any land because, under the People’s Republic of China’s governmental regulations, the government owns all land.

We believe that our owned and leased properties, along with the properties being developed in our current facility expansion plans, will be sufficient for our current and immediately foreseeable operating needs.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. Litigation is, however, subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. Other than the matters described below, we are currently not aware of any such legal proceedings or claims that we believe would or could have, individually or in the aggregate, a material adverse affect on our business, financial condition, results of operations or liquidity.

In late 2006, various shareholders of our company filed eight purported class actions in the U.S. District Court for the Southern District of New York against our company and certain of our officers and directors (among others), asserting claims under the federal securities laws. The complaints contain allegations about the our prior financial disclosures and our internal controls and a prior, now-terminated relationship with a financial advisor. The complaints do not specify an amount of damages that plaintiffs seek.

The eight actions are Stephanie Tabor vs. Bodisen, Inc., et al., Case No. 06-13220 (filed November 2006), Fraser Laschinger vs. Bodisen, Inc., et al., Case No. 06-13254 (filed November 2006), Anthony DeSantis vs. Bodisen, Inc., et. al., Case No. 06-13454 (filed November 2006), Yuchen Zhou vs. Bodisen, Inc., et. al., Case No. 06-13567 (filed November 2006), William E. Cowley vs. Bodisen, Inc., et. al., Case No. 06-13739 (filed December 2006), Ronald Stubblefield vs. Bodisen, Inc., et. al., Case No. 06-14449 (filed December 2006), Adam Cohen vs. Bodisen, Inc., et. al., Case No. 06-15179 (filed December 2006) and Lawrence M. Cohen vs. Bodisen, Inc., et. al., Case No. 06-15399 (filed December 2006). Plaintiffs have not specified an amount of damages they seek. Last year, the Court consolidated each of the actions into a single proceeding.

In October 2008 the New York Federal Court presiding over the eight consolidated class actions against Bodisen and its management granted our initial motion to dismiss the cases.

In addition, the court has notified Bodisen that it also granted our second motion to dismiss, which challenged the subject matter jurisdiction of the court over about 40% of the class and thus sought to reduce the number of potential class plaintiffs significantly. The court has not provided us this written decision, however, we hope to receive it soon.

In 2007, Ji Xiang, a shareholder of China Natural Gas (and son of its Chairman and CEO) instituted litigation in the Chinese court system in Shaanxi province challenging the validity of our ownership of 2,063,768 shares of China Natural Gas common stock. We obtained these shares in September 2005 in a share transfer agreement and assert that we have fully performed our obligations under the agreement and are entitled to own the shares. The parties in the Chinese litigation have submitted their evidence and now await a decision from the Chinese court. Also, in January 2008, the same shareholder instituted litigation in a Utah state court against Yangling Bodisen Biotech Development Co. Ltd. and Interwest Transfer Co. (China Natural Gas’s transfer agent) seeking to prevent us from selling our shares in China Natural Gas. Plaintiff has obtained an order from the Utah court provisionally preventing us from selling the China Natural Gas shares pending a decision on the merits of the underlying dispute. We intend to vigorously and thoroughly defend our company against this claim. While we believe we will prevail in these litigation matters and establish our right of ownership to the China Natural Gas shares, an adverse outcome could have a material adverse effect on our business, financial condition, results of operations or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Since April 2, 2007, our common stock has been traded on the Pink Sheets under the symbol “BBCZ.” Prior to April 2, 2007, our common stock was traded on the American Stock Exchange under the symbol “BBC.” Prior to August 29, 2005, our common stock traded on the Over-the-Counter Bulletin Board under the symbol “BBOI.” In addition, since February 6, 2006, our common stock has been traded on AIM, a market operated by the London Stock Exchange plc, under the symbol “BODI.”

The following table sets forth the high and low bid prices of our common stock for the periods indicated. The quotations set forth below reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

QUARTER	HIGH ($)	LOW ($)
1st Quarter 2007	$5.40	$3.31
2nd Quarter 2007	$3.43	$1.75
3rd Quarter 2007	$2.75	$0.87
4th Quarter 2007	$2.92	$0.64
1st Quarter 2008	$1.01	$0.65
2nd Quarter 2008	$0.80	$0.40
3rd Quarter 2008	$0.65	$0.11
4th Quarter 2008	$0.55	$0.10

As of March 25, 2009, there were approximately 411 holders of record of our common stock.

Of the approximately 411 holders of record, 28 holders of record currently hold shares of our common stock on behalf of additional persons residing in the People’s Republic of China. Some or all of the 19 stockholders of Bodisen International (which, prior to the “reverse merger,” was the parent of Yang Ling, our principal operating subsidiary) who received stock in the “reverse merger” held at least a portion of such shares on behalf of additional persons residing in the People’s Republic of China. Prior to the reverse merger that resulted in our current corporate structure, various individuals provided investment capital to Yang Ling. After the reverse merger, we issued share certificates for our common stock to reflect the value of the earlier investments. Pursuant to an arrangement with the initial investors, we issued share certificates to certain individuals other than the initial investors (including Qiong Wang, a Director, and Bo Chen, our Chairman, CEO and President), who held title to those shares as nominee for the benefit of those investors. Following our reverse merger and our payment of a three for one stock dividend, Ms. Wang held legal title to a total of 3,748,780 shares, of which she held 3,028,780 as nominee for the benefit of the initial investors and 720,000 for her own benefit, and Mr. Chen held legal title to 3,584,096 shares, of which he held 2,894,096 as nominee for the benefit of the initial investors and 690,000 for his own benefit. Thus, Ms. Wang and Mr. Chen held 5,922,876 shares beneficially for others, apart from the shares they held for themselves.

In late 2005, some of the initial investors began to request that the beneficially-held shares be transferred to them so that they could hold the shares in their own names. In response, Ms. Wang and Mr. Chen transferred shares they held beneficially for the initial investors to their children, who in turn effectuated the transfer of such shares to the initial investors. Over time, this process continued so that eventually, Ms. Wang and Mr. Chen transferred indirectly through their children all of the 5,922,876 beneficially-held shares to the initial investors, with the exception of approximately 738,000 shares. We hold the originals of 28 stock certificates representing these approximate 738,000 shares in our offices in Xi’an, China.

The record holders of the 28 share certificates are nominees only and hold the shares for the benefit of initial investors or their assigns. The nominees have not asserted any interest in or made any claim to these shares. We have confirmed that the share certificates are genuine and that the records of our transfer agent are consistent with the information that appears on the certificates.

Dividends

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

In addition, as stipulated by the Company Law of the People’s Republic of China, net income after taxation can only be distributed as dividends after appropriation has been made for the following:

•	making up cumulative prior years’ losses, if any;
•
allocations to the “statutory surplus reserve” of at least 10% of income after tax, as determined under the People’s Republic of China’s accounting rules and regulations, until the fund amounts to 50% of a company’s registered capital;

•
allocations of 5-10% of income after tax, as determined under the People’s Republic of China’s accounting rules and regulations, to a company’s “statutory common welfare fund,” which is established for the purpose of providing employee facilities and other collective benefits to a company’s employees; and

•	allocations to the discretionary surplus reserve, if approved in the stockholders’ general meeting.

Accordingly, we established a reserve for the annual contribution of 10% of net income to the welfare fund, and the amount included in the statutory reserve for the years ended December 31, 2008 and 2007 amounted to $0 and $0, respectively.

Recent Issuances of Unregistered Securities

None.

Issuer Repurchases of Equity Securities

None.

ITEM 6. SELECTED FINANCIAL DATA

Intentionally Omitted.

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

The following information should be read in conjunction with our selected consolidated financial and operating data and the accompanying consolidated financial statements and related notes thereto included elsewhere in this annual report. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly in “Risk Factors” and “Note Regarding Forward Looking Statements.”

Virtually all of our revenues and expenses are denominated in Renminbi ("RMB"), the currency of the People's Republic of China. Because we report our financial statements in U.S. dollars, we are exposed to translation risk resulting from fluctuations of exchange rates between the RMB and the U.S. dollar. There is no assurance that exchange rates between the RMB and the U.S. dollar will remain stable. A devaluation of the RMB relative to the U.S. dollar could adversely affect our business, financial condition and results of operations. See “Risk Factors.” We do not engage in currency hedging and to date, inflation has not had a material impact on our business.

Unless otherwise specified, references to Notes to our consolidated financial statements are to the Notes to our audited consolidated financial statements as of December 31, 2008 and 2007 and for the two-year period ended December 31, 2008.

Overview

We are incorporated under the laws of the state of Delaware and our operating subsidiary, Yang Ling, is headquartered in Shaanxi Province, the People’s Republic of China. We are engaged in developing, manufacturing and selling organic fertilizers, liquid fertilizers, pesticides and insecticides in the People’s Republic of China and produce numerous proprietary product lines, from pesticides to crop-specific fertilizers. We market and sell our products to distributors throughout the People's Republic of China, and these distributors, in turn, sell our products to farmers. We also conduct research and development to further improve existing products and develop new formulas and products.

Critical Accounting Policies and Estimates

The accounting and reporting policies that we use affect our consolidated financial statements. Certain of our accounting and reporting policies are critical to an understanding of our results of operations and financial condition, and in some cases, the application of these policies can be significantly affected by the estimates, judgments and assumptions made by management during the preparation of our consolidated financial statements. These accounting and reporting policies are described below. See Note 2 to our consolidated financial statements for further discussion of our accounting policies.

Accounts receivable

We maintain reserves for potential credit losses on accounts receivable and record them primarily on a specific identification basis. In order to establish reserves, we review the composition of accounts receivable and analyze historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. This analysis and evaluation requires the use of judgments and estimates. Because of the nature of the evaluation, certain of the judgments and estimates are subject to change, which may require adjustments in future periods.

Inventories

We value inventories at the lower of cost (determined on a weighted average basis) or market. When evaluating our inventory, we compare the cost with the market value and make allowance to write them down to market value, if lower. The determination of market value requires the use of estimates and judgment by our management.

Intangible assets

We evaluate intangible assets for impairment, at least on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. This evaluation requires the use of judgments and estimates, in particular with respect to recoverability. Recoverability of intangible assets, other long-lived assets and, goodwill is measured by comparing their net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss.

Recent Accounting Pronouncements

In June 2007, the FASB issued FASB Staff Position No. EITF 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for use in Future Research and Development Activities” (“FSP EITF 07-3”), which addresses whether nonrefundable advance payments for goods or services that used or rendered for research and development activities should be expensed when the advance payment is made or when the research and development activity has been performed.  Management is currently evaluating the effect of this pronouncement on financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations.” SFAS No. 141R  changes how a reporting enterprise accounts for the acquisition of a business. SFAS No. 141R  requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value, with limited exceptions, and applies to a wider range of transactions or events. SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008 and early adoption and retrospective application is prohibited.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”, which is an amendment of Accounting Research Bulletin (“ARB”) No. 51.  SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  SFAS 160  changes the way the consolidated income statement is presented, thus requiring consolidated net income to be reported at amounts that include the amounts attributable to both parent and the noncontrolling interest.  SFAS 160  is effective for the fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  Based on current conditions, we do not expect the adoption of SFAS 160 to have a significant impact on its results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133.”  SFAS 161  changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  Based on current conditions, we do not expect the adoption of SFAS 161 to have a significant impact on its results of operations or financial position.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.”  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).  SFAS 162 will not have an impact on our financial statements.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60.”  The scope of SFAS 163 is limited to financial guarantee insurance (and reinsurance) contracts, as described in this Statement, issued by enterprises included within the scope of Statement 60. Accordingly, SFAS 163 does not apply to financial guarantee contracts issued by enterprises excluded from the scope of Statement 60 or to some insurance contracts that seem similar to financial guarantee insurance contracts issued by insurance enterprises (such as mortgage guaranty insurance or credit insurance on trade receivables). SFAS 163 also does not apply to financial guarantee insurance contracts that are derivative instruments included within the scope of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 163 will not have an impact on our financial statements.

For information regarding these and other recent accounting pronouncements and their expected impact on our future financial condition or results of operations, see Note 2 to our consolidated financial statements.

Results of Operations

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenue. We generated revenues of $7,594,458 for the year ended December 31, 2008, a decrease of $4,514,121 or 37.3%, compared to $12,108,579 for the year ended December 31, 2007. The significant decrease in revenue was due to the abnormally cold spring time weather of Shaanxi province, which affected crop plantings and decreased the use of fertilizer.

Gross Profit. We achieved a gross profit of $2,030,113 for the year ended December 31, 2008, a decrease of $3,316,096 or 62.0%, compared to $5,346,209 for the year ended December 31, 2007. The significant decrease in gross profit was due to the significant decrease in revenue as result of decreased sales, and, to a lesser extent, increased commodities prices, which increased our costs of revenues. Gross margin (gross profit as a percentage of revenues), decreased, from 44.2% for the year ended December 31, 2007, to 26.7% for the year ended December 31, 2008 primarily due to changes in overall product mix comprising sales.  In addition, during 2008, the Company sold approximately $2,600,000 of older inventory to a customer at cost.

Operating expenses. We incurred operating expenses of $11,036,750 for the year ended December 31, 2008, a decrease of $19,872,954 or 64.3% compared to $30,909,704 for the year ended December 31, 2007. The significant decrease in our operating expenses is due to the decrease in our general and administrative expenses as a result of a significant increase in allowance for doubtful accounts in 2007.

Aggregated selling expenses accounted for $2,558,396 of our operating expenses for the year ended December 31, 2008, an increase of $785,852 or ~~44.4~~44.3 % compared to $1,772,544 for the year ended December 31, 2007. The increase in our aggregated selling expenses is primarily due the increase in advertising expense.  General and administrative expenses accounted for $5,866,097 of our operating expenses for the year ended December 31, 2008, which decreased $ ~~23,197,160~~23,271,063 or 79.9% compared to $29,137,160 for the year ended December 31, 2007.  The significant decrease in our general and administrative expenses is primarily related to an increase during 2007 in our allowance for doubtful accounts, legal fees associated with litigation and other matters in connection with the Amex delisting and a loss of approximately $1,700,000 due to storm damage in August 2007.  Write down of assets in 2008 consisted of a write down of our inventory of $1,624,397 due to obsolescence and a write down of an investment of $987,860.

Non Operating Income and Expenses. We had total non-operating income of $2,045,834 for the year ended December 31, 2008 compared to total non-operating income of $274,276 for the year ended December 31, 2007.  Other income was $1,889,898 for the year ended December 31, 2008 compared to $(69,519) for the year ended December 31, 2007.  The change is primarily due to bad debt recoveries during the year ended December 31, 2008.  Total non-operating income includes interest income of $155,936 for the year ended December 31, 2008 compared to only $348,113 of interest income for the year ended December 31, 2007.

Net Income (Loss). For the foregoing reasons, we had a net loss of $6,919,037 for the year ended December 31, 2008, a decrease of $18,408,355 or 72.7% compared to net loss of $25,327,392 for the year ended December 31, 2007.  We had earnings (loss) per share of $(0.37) for the year ended December 31, 2008 compared to earnings per share of $(1.38) for the year ended December 31, 2007.

Liquidity and Capital Resources

We are primarily a parent holding company for the operations carried out by our indirect operating subsidiary, Yang Ling, which carries out its activities in the People’s Republic of China. Because of our holding company structure, our ability to meet our cash requirements apart from our financing activities, including payment of dividends on our common stock, if any, substantially depends upon the receipt of dividends from our subsidiaries, particularly Yang Ling.

As of December 31, 2008, we had $90,716 of cash and cash equivalents compared to $617,406 as of December 31, 2007. The significant decrease in cash is due to an increase in net cash used in investing.

Based on past performance and current expectations, we believe our cash and cash equivalents and cash generated from operations will satisfy our current working capital needs, capital expenditures and other liquidity requirements associated with our operations. However, to the extent our allowance for bad debts in insufficient to cover our actual bad debt experience, our liquidity would be negatively impacted.

Cash Flows

We had $6,161,699 provided by our operating activities for the year ended December 31, 2008 compared to $7,932,725 used in 2007. The significant increase in cash provided was due to the advances from the suppliers and the receipt of other receivables.

We used $6,924,024 of cash for investing activities for the year ended December 31, 2008, compared to $3,743,357 in 2007.  We used cash of $9,117,104 in connection with additions to construction in process for the year ended December 31, 2008 compared to $3,648,750 in 2007.

We had no cash provided by financing activities for the year ended December 31, 2008 and 2007.

Loan Receivables

In August 2006, we made an unsecured loan of $1,306,745 to one of our suppliers. Because we will receive interest payments (at a rate of 13% per annum) on this amount from the supplier, we account for this as a loan rather than an advance to a supplier. This loan is to be repaid by August 2008. In November 2006, we made an unsecured $814,096 advance payment to a company for the installation of a facility to house a new compound fertilizer production line in a new building.  The installation of that facility occurred in November 2007. We accounted for this as a loan under applicable accounting rules because the advance payment bears interest at rate of 13% per annum.  These two loan receivables were paid off during 2008.  See Note 7 to our annual consolidated financial statements included in this Form 10-K.

Contractual Commitments

In August 2006, we entered into a 30-year land-lease arrangement with the government of the People’s Republic of China, under which we pre-paid $2,529,818 upon execution of the contract of lease expense for the next 15 years. We agreed to make a prepayment for the next eight years in November 2021, and will make a final pre-payment in November 2029 for the remaining seven years. The annual lease expense amounts to approximately $169,580. Our land-lease arrangement is currently our only material on- and off-balance sheet expected or contractually committed future obligation.

Off-Balance Sheet Arrangements

We currently do not have any material off-balance sheet arrangements except for the remaining pre-payments under the land-lease arrangement described above.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Intentionally Omitted

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Bodisen Biotech, Inc. and Subsidiaries
 Consolidated Financial Statements
Years Ended December 31, 2008 and 2007

Contents

~~Report of Independent Registered Public Accounting Firm~~

MORGENSTERN, SVOBODA ~~,~~  & BAER, CPA’s, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
40 Exchange Place, Suite 1820
New York, ~~NY~~ N.Y. 10005
TEL:  (212) 925-9490
FAX: (212) 226-9134
E-MAIL:  MSBCPAS@ ~~GMAIL.COM~~gmail.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
Bodisen Biotech, Inc.

We have audited the accompanying consolidated balance sheets of Bodisen Biotech, Inc~~. (a Delaware corporation) and subsidiaries~~ as of December  ~~31,~~, 31 2008 and 2007, and the related consolidated statements of ~~operations and other comprehensive loss~~income , stockholders ~~'~~’ equity and comprehensive income , and cash flows for each of the years in the two-year period ended December 31, ~~2008 and 2007 and the financial statement schedule for the years ended December 31, 2008 and 2007. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management~~2008. Bodisen Biotech, Inc’s management is responsible for these financial statements . Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the  ~~consolidated~~ financial statements are free of material misstatement. ~~An audit~~The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements ~~. An audit also includes~~, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall  ~~consolidated~~  financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the ~~consolidated~~ financial position of Bodisen Biotech, Inc~~.~~ and ~~Subsidiaries~~subsidiaries as of December 31, 2008 and 2007, and the  ~~consolidated~~ results of their operations and their consolidated cash flows for each of the years in the two-year period ended December 31, 2008 ~~and 2007,~~  in conformity with ~~U.S. generally accepted~~ accounting principles generally accepted in the United States of America. ~~In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.~~

/s/ Morgenstern, Svoboda & Baer CPA’s P.C.
Morgenstern, Svoboda & Baer ~~, CPAs,~~ CPA’s P.C.
Certified Public Accountants

New York, ~~NY~~N.Y.
March ~~___ ,~~27, 2009

BODISEN BIOTECH, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS

CURRENT ASSETS:
Cash & cash equivalents	$90,716	$617,406
Accounts receivable, net of allowance for doubtful accounts of $6,069,700 and $25,447,689	719,607	618,052
Other receivable	375,780	2,292,763
Inventory	2,629,280	1,179,448
Advances to suppliers	-	9,741,090
Prepaid expense and other current assets	803,091	5,066,015

Total current assets	4,618,474	19,514,774

PROPERTY AND EQUIPMENT, net	5,373,232	5,306,254

CONSTRUCTION IN PROGRESS	17,542,626	7,722,756

MARKETABLE SECURITY	6,191,304	14,239,999

INTANGIBLE ASSETS, net	5,093,073	2,050,652

OTHER ASSETS	3,669,063	3,720,785

LOAN RECEIVABLE	-	2,439,275

TOTAL ASSETS	$42,487,772	$54,994,495

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$710,475	$1,186,768
Accrued expenses	102,556	219,936

Total current liabilities	813,031	1,406,704

STOCKHOLDERS' EQUITY:
Preferred stock, $0.0001 per share; authorized 5,000,000 shares; nil issued and outstanding
Common stock, $0.0001 per share; authorized 30,000,000 shares; issued and outstanding 18,710,250 and 18,310,250	1,871	1,831
Additional paid-in capital	33,945,822	33,860,062
Other comprehensive income	11,440,962	16,520,775
Statutory reserve	4,314,488	4,314,488
Retained earnings	(8,028,402)	(1,109,365)
Total stockholders' equity	41,674,741	53,587,791

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$42,487,772	$54,994,495

The accompanying notes are an integral part of these consolidated financial statements

BODISEN BIOTECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

Net Revenue	$7,594,458	$12,108,579

Cost of Revenue	5,564,345	6,762,370

Gross profit	2,030,113	5,346,209

Operating expenses
Selling expenses	2,558,396	1,772,544
General and administrative expenses	5,866,097	29,137,160
Write down of assets	2,612,257	-

Total operating expenses	11,036,750	30,909,704

Income (loss) from operations	(9,006,637)	(25,563,495)

Non-operating income (expense):
Other income (expense), net	1,889,898	(69,519)
Interest income	155,936	348,113
Interest expense	-	(4,318)

Total non-operating income (expense)	2,045,834	274,276

Loss before provision for income taxes	(6,960,803)	(25,289,219)

Provision (benefit) for income taxes	(41,766)	38,173

Net loss	(6,919,037)	(25,327,392)

Other comprehensive income (loss)
Foreign currency translation gain	2,968,882	3,349,735
Unrealized gain (loss) on marketable equity security	(8,048,695)	7,739,130

Comprehensive loss	$(11,998,850)	$(14,238,527)

Weighted average shares outstanding :
Basic	18,474,388	18,310,250
Diluted	18,474,388	18,310,250

Loss per share:
Basic	$(0.37)	$(1.38)
Diluted	$(0.37)	$(1.38)

The accompanying notes are an integral part of these consolidated financial statements

BODISEN BIOTECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

						Retained
			Additional	Other		Earnings/	Total
	Common Stock		Paid	Comprehensive	Statutory	(Accumulated	Stockholders'
	Shares	Amount	in Capital	Income	Reserve	Deficit)	Equity

Balance, December 31, 2006	18,310,250	$1,831	$33,860,062	$5,431,910	$4,314,488	$24,218,027	$67,826,318

Change in foreign currency translation gain				3,349,735			3,349,735

Change in unrealized gain on marketable equity security				7,739,130			7,739,130

Net loss						(25,327,392)	(25,327,392)

Transfer to statutory reserve					-	-	-

Balance, December 31, 2007	18,310,250	1,831	33,860,062	16,520,775	4,314,488	(1,109,365)	53,587,791

Change in foreign currency translation gain				2,968,882			2,968,882

Change in unrealized gain on marketable equity security				(8,048,695)			(8,048,695)

Issuance of 400,000 common stock for consulting services	400,000	40	59,960				60,000

Value of warrants issued for consulting services			25,800				25,800

Net loss						(6,919,037)	(6,919,037)

Transfer to statutory reserve					-	-	-

Balance, December 31, 2008	18,710,250	$1,871	$33,945,822	$11,440,962	$4,314,488	$(8,028,402)	$41,674,741

The accompanying notes are an integral part of these consolidated financial statements

BODISEN BIOTECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,919,037)	$(25,327,392)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	519,370	478,027
Allowance for (recovery of )bad debts	(1,879,558)	23,777,908
Write down of assets	2,612,257	-
Common stock issued for services	60,000	-
Value of warrants issued for services	25,800	-
(Increase) / decrease in assets:
Accounts receivable	(1,468,913)	(4,965,277)
Other receivable	2,041,625	(1,596,224)
Inventory	(2,968,248)	711,601
Deposits	-	(100,501)
Advances to suppliers	10,242,896	3,656,973
Prepaid expense	4,442,283	(4,566,786)
Other assets	95,574	-
Increase / (decrease) in current liabilities:
Accounts payable	(512,590)	144,607
Other payable	(129,760)	(145,661)

Net cash provided by (used in) operating activities	6,161,699	(7,932,725)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(64,871)	(94,607)
Additions to construction in progress	(9,117,104)	(3,648,750)
Acquisiton of intangible assets	(306,981)	-
Repayment of loans receivable	2,564,932	-

Net cash used in investing activities	(6,924,024)	(3,743,357)

Effect of exchange rate changes on cash and cash equivalents	235,635	469,161

NET DECREASE IN CASH & CASH EQUIVALENTS	(526,690)	(11,206,921)

CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	617,406	11,824,327

CASH & CASH EQUIVALENTS, END OF PERIOD	$90,716	$617,406

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$-	$-
Income taxes paid	$-	$-

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:

Transfer of land rights from other assets to intangible assets	$2,696,003	$-
Receivables exchanged for investment interest in Chinese company	$3,291,264	$-

The accompanying notes are an integral part of these consolidated financial statements

Bodisen Biotech, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2008 and 2007

Note 1 - Organization and Basis of Presentation

Organization and Line of Business

Yang Ling Bodisen Biology Science and Technology Development Company Limited (“BBST”) was founded in the People’s Republic of China on August 31, 2001. BBST, located in Yang Ling Agricultural High-Tech Industries Demonstration Zone, is primarily engaged in developing, manufacturing and selling pesticides and compound organic fertilizers in the People’s Republic of China.

On February 24, 2004, Bodisen International, Inc. (“BII”), the non-operative holding company of BBST (accounting acquirer) consummated a merger agreement with Stratabid.com, Inc. (legal acquirer) (“Stratabid”), a Delaware corporation, to exchange 12,000,000 shares of Stratabid to the stockholders of BII, in which BII merged into Bodisen Holdings, Inc. (BHI), an acquisition subsidiary of Stratabid, with BHI being the surviving entity. As a part of the merger, Stratabid cancelled 3,000,000 shares of its issued and outstanding stock owned by its former president and declared a stock dividend of three shares on each share of its common stock outstanding for all stockholders on record as of February 27, 2004.

Stratabid was incorporated in the State of Delaware on January 14, 2000 and before the merger, was a start- up stage Internet based commercial mortgage origination business based in Vancouver, BC, Canada.

The exchange of shares with Stratabid has been accounted for as a reverse acquisition under the purchase method of accounting because the stockholders of BII obtained control of Stratabid. On March 1, 2004, Stratabid was renamed Bodisen Biotech, Inc. (the “Company”). Accordingly, the merger of the two companies has been recorded as a recapitalization of the Company, with the Company (BII) being treated as the continuing entity. The historical financial statements presented are those of BII.

As a result of the reverse merger transaction described above the historical financial statements presented are those of BBST, the operating entity.

In March 2005, Bodisen Biotech Inc. completed a $3 million convertible debenture private placement through an institutional investor. Approximately $651,000 in incremental and direct expenses relating to this private placement has been amortized over the term of the convertible debenture. None of the expenses were paid directly to the institutional investor.  The net proceeds from this offering were invested as initial start-up capital in a newly created wholly-owned Bodisen subsidiary by the name of “Yang Ling Bodisen Agricultural Technology Co., Ltd. (“Agricultural”). In June 2005, Agricultural completed a transaction with Yang Ling Bodisen Biology Science and Technology Development Company Limited (“BBST”), Bodisen Biotech, Inc.’s operating subsidiary in China, which resulted in Agricultural owning 100% of BBST.

In June 2006, BBST created another wholly owned subsidiary in the Uygur autonomous region of Xinjiang, China by the name of Bodisen Agriculture Material Co. Ltd. (“Material”).

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.  The Company’s functional currency is the Chinese Renminbi; however the accompanying consolidated financial statements have been translated and presented in United States Dollars ($).

Bodisen Biotech, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2008 and 2007

Foreign Currency Translation

The accounts of the Company were maintained, and their consolidated financial statements were expressed in the Chinese Yuan Renminbi (CNY). Such consolidated financial statements were translated into U.S. Dollars (USD) in accordance with Statement of Financial Accounts Standards ("SFAS") No. 52, "Foreign Currency Translation," with the CNY as the functional currency. According to the Statement, all assets and liabilities were translated at the exchange rate on the balance sheet date, stockholder's equity are translated at the historical rates and statement of operations items are translated at the weighted average exchange rate for the year. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income”.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is possible that accounting estimates and assumptions may be material to the Company due to the levels of subjectivity and judgment involved.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

The Company maintains reserves for potential credit losses for accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.  Reserves are recorded based on the Company’s historical collection history.

Advances to Suppliers

The Company advances to certain vendors for purchase of its material. The advances to suppliers are interest free and unsecured.

Inventories

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. The Management compares the cost of inventories with the market value and allowance is made for writing down their inventories to market value, if lower.

Bodisen Biotech, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2008 and 2007

Property & Equipment & Capital Work In Progress

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of:

Operating equipment	10 years
Vehicles	8 years
Office equipment	5 years
Buildings	30 years

At December 31, 2008 and 2007, the following are the details of the property and equipment:

	2008	2007

Operating equipment	$1,112,855	$1,025,862
Vehicles	760,694	722,360
Office equipment	87,552	81,671
Buildings	~~5,120,668~~5,120,667	4,735,665
	7,081,768	6,565,558
Less accumulated depreciation	(1,708,536)	(1,259,304)
	$5,373,232	$5,306,254

Depreciation expense for the years ended December 31, 2008 and 2007 was $364,640 and $336,610, respectively.

On December 31, 2008 and 2007, the Company has “Capital Work in Progress” representing the construction in progress of the Company’s manufacturing plant amounting $17,542,626 and $7,722,756, respectively.

Marketable Security

Marketable security consists of 2,063,768 shares of China Natural Gas, Inc. (traded on the OTCBB: CHNG).  This investment is classified as available-for-sale as the Company plans to hold this investment for the long-term. This investment is reported at fair value with unrealized gains and losses included in other comprehensive income.  The fair value is determined by using the securities quoted market price as obtained from stock exchanges on which the security trades.

Investment income, principally dividends, is recorded when earned. Realized capital gains and losses are calculated based on the cost of securities sold, which is determined by the "identified cost" method.

Long-Lived Assets

The applies the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business.” The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, the Company believes that, as of December 31, 2008 there were no significant impairments of its long-lived assets.

Bodisen Biotech, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2008 and 2007

Intangible Assets

Intangible assets consist of Rights to use land and Fertilizers proprietary technology rights. The Company evaluates intangible assets for impairment, at least on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability of intangible assets, other long-lived assets and, goodwill is measured by comparing their net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss.

Fair Value of Financial Instruments

On January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.  The three levels are defined as follow:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table represents our assets and liabilities by level measured at fair value on a recurring basis at December 31, 2008.

Description	Level 1	Level 2	Level 3

Assets
Marketable securities	$-	$6,191,304	$-

Bodisen Biotech, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2008 and 2007

Revenue Recognition

The Company’s revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

The Company’s revenue is earned in three product lines, which are as follows:

	For the Years End December 31,
	2008	2007
Compound fertilizer	$7,435,718	$5,882,663

Liquid fertilizer	94,084	4,225,933

Pesticide	64,656	1,999,983

	$7,594,458	$12,108,579

Advertising Costs

The Company expenses the cost of advertising as incurred or, as appropriate, the first time the advertising takes place. Advertising costs for the years ended December 31, 2008 and 2007 were insignificant.

Stock-Based Compensation

The Company adopted SFAS No. 123 (Revised 2004), Share Based Payment (“SFAS No. 123R”), under the modified-prospective transition method on January 1, 2006. SFAS No. 123R requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. Share-based compensation recognized under the modified-prospective transition method of SFAS No. 123R includes share-based compensation based on the grant-date fair value determined in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation, for all share-based payments granted prior to and not yet vested as of January 1, 2006 and share-based compensation based on the grant-date fair-value determined in accordance with SFAS No. 123R for all share-based payments granted after January 1, 2006. SFAS No. 123R eliminates the ability to account for the award of these instruments under the intrinsic value method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees , and allowed under the original provisions of SFAS No. 123. Prior to the adoption of SFAS No. 123R, the Company accounted for our stock option plans using the intrinsic value method in accordance with the provisions of APB Opinion No. 25 and related interpretations.

Income Taxes

The Company utilizes SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Bodisen Biotech, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2008 and 2007

According to the Provisional Regulations of the People’s Republic of China on Income Tax, the Document of Reductions and Exemptions of Income Tax for the Company had been approved by the local tax bureau and the Yang Ling Agricultural High-Tech Industries Demonstration Zone. The Company was exempted from income tax through October 2007.

In March 2005, Bodisen Biotech Inc. formed Agricultural. Under Chinese law, a newly formed wholly owned subsidiary of a foreign company enjoys an income tax exemption for the first two years and a 50% reduction of normal income tax rates for the following 3 years. In order to extend such tax benefits, in June 2005, Agricultural completed a transaction with BBST, which resulted in Agricultural owning 100% of BBST.

Foreign Currency Transactions and Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain statements, however, require entities to report specific changes in assets and liabilities, such as gain or loss on foreign currency translation, as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income. The functional currency of the Company is Chinese Renminbi. The unit of Renminbi is in Yuan. Translation gains of $8,117,004 and $5,148,122 at December 31, 2008 and 2007, respectively, are classified as an item of other comprehensive income in the stockholders’ equity section of the consolidated balance sheet. During the years ended December 31, 2008 and 2007, other comprehensive income in the consolidated statements of operations and other comprehensive income included translation gains of $2,968,882 and $3,349,735, respectively.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with the Statement of Financial Accounting Standards No. 128 (SFAS No. 128), “Earnings per share.” SFAS No. 128 superseded Accounting Principles Board Opinion No.15 (APB 15). Net loss per share for all periods presented has been restated to reflect the adoption of SFAS No. 128. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

The following is a reconciliation of the number of shares (denominator) used in the basic and diluted earnings per share computations:

	2008		2007
		Per Share		Per Share
	Shares	Amount	Shares	Amount

Basic earnings per share	18,474,338	$(0.37)	18,310,250	$(1.38)

Effect of dilutive stock options	-	-	-	-

Diluted earnings per share	18,474,338	$(0.37)	18,310,250	$(1.38)

Bodisen Biotech, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2008 and 2007

Statement of Cash Flows

In accordance with Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Segment Reporting

Statement of Financial Accounting Standards No. 131 (“SFAS 131”), “Disclosure About Segments of an Enterprise and Related Information” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. SFAS 131 has no effect on the Company’s consolidated financial statements as the Company consists of one reportable business segment. All revenue is from customers in People’s Republic of China. All of the Company’s assets are located in People’s Republic of China.

Reclassifications

Certain prior period amounts have been reclassified to conform to the year ended December 31, 2008 presentation.

Recent Pronouncements

In June 2007, the FASB issued FASB Staff Position No. EITF 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for use in Future Research and Development Activities” (“FSP EITF 07-3”), which addresses whether nonrefundable advance payments for goods or services that used or rendered for research and development activities should be expensed when the advance payment is made or when the research and development activity has been performed.  Management is currently evaluating the effect of this pronouncement on financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations.” SFAS No. 141R  changes how a reporting enterprise accounts for the acquisition of a business. SFAS No. 141R  requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value, with limited exceptions, and applies to a wider range of transactions or events. SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008 and early adoption and retrospective application is prohibited.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”, which is an amendment of Accounting Research Bulletin (“ARB”) No. 51.  SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  SFAS 160  changes the way the consolidated income statement is presented, thus requiring consolidated net income to be reported at amounts that include the amounts attributable to both parent and the noncontrolling interest.  SFAS 160  is effective for the fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  Based on current conditions, the Company does not expect the adoption of SFAS 160 to have a significant impact on its results of operations or financial position.

Bodisen Biotech, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2008 and 2007

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133.”  SFAS 161  changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  Based on current conditions, the Company does not expect the adoption of SFAS 161 to have a significant impact on its results of operations or financial position.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.”  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).  SFAS 162 will not have an impact on the Company’s financial statements.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60.”  The scope of SFAS 163 is limited to financial guarantee insurance (and reinsurance) contracts, as described in this Statement, issued by enterprises included within the scope of Statement 60. Accordingly, SFAS 163 does not apply to financial guarantee contracts issued by enterprises excluded from the scope of Statement 60 or to some insurance contracts that seem similar to financial guarantee insurance contracts issued by insurance enterprises (such as mortgage guaranty insurance or credit insurance on trade receivables). SFAS 163 also does not apply to financial guarantee insurance contracts that are derivative instruments included within the scope of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 163 will not have an impact on the Company’s financial statements .

Note 3 – Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Bodisen Biotech, Inc., its 100% wholly-owned subsidiaries Bodisen Holdings, Inc. (BHI), Yang Ling Bodisen Agricultural Technology Co., Ltd (Agricultural), which was incorporated in March 2005, and Sinkiang Bodisen Agriculture Material Co., Ltd. (Material), which was incorporated in June 2006, as well as the accounts of Agricultural’s 100% wholly- owned subsidiary Yang Ling Bodisen Biology Science and Technology Development Company Limited (BBST).  All significant inter-company accounts and transactions have been eliminated in consolidation.

Bodisen Biotech, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2008 and 2007

Note 4 - Inventory

Inventory at December 31, 2008 and 2007 consisted of the following:

	2008	2007

Raw Material	$1,290,591	$425,542
Packaging	100,926	250,018
Finished Goods	1,237,761	691,730
Consumables	—	336
	2,629,278	1,367,626
Less : Obsolescence Reserve	—	(188,178)
Net Inventory	$2,629,278	$1,179,448

During the year ended December 31, 2008, the Company wrote down the value its inventory by $1,624,397 due to obsolescence.

Note 5 – Marketable Security

During 2005, the Company purchased 2,063,768 shares of China Natural Gas, Inc. (traded on the OTCBB: CHNG) for $2,867,346.  At December 31, 2008 and 2007, the fair value of this investment was $6,191,304 and $14,239,999, respectively, which resulted in an unrealized gain (loss) of ($8,048,695) and $7,739,130 for the years ended December 31, 2008 and 2007, respectively, which is included in other comprehensive income (loss). At December 31, 2008, this represented a 7.1% interest in China Natural Gas, Inc.  The CEO of China Natural Gas was a former board member of the Company.   See Note 14 for litigation regarding these shares of common stock of China Natural Gas, Inc.

Note 6 –Other Long-term Assets

During 2006, the Company acquired a 19.5% and a 19.8% interest in two local companies by investing a total amount of $1,156,861 in cash.

During 2008, the Company exchanged $3,291,264 of receivables for a 28.8% ownership interest in a Chinese company.  The Company has written down the value of this investment by $987,860 at December 31, 2008.

Note 7 - Loan Receivable

In August 2006, the Company entered into an agreement to loan $1,306,745 to an unrelated party. The loan is unsecured, payable by August 2008 and carries an interest rate of 13% per annum.

In November 2006, the Company entered into an agreement to loan $814,096 to an unrelated party. The loan is unsecured, payable by November 2008 and carries an interest rate of 13% per annum.

These two loan receivables were paid off during 2008.

Bodisen Biotech, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2008 and 2007

Note 8– Intangible Assets

Net intangible assets at December 31, 2008 and 2007 were as follows:

	2008	2007
Rights to use land	$5,061,427	$1,873,929
Fertilizers proprietary technology rights	1,173,600	1,096,704
	6,235,027	2,970,633
Less Accumulated amortization	(1,141,954)	(919,981)
	$5,093,073	$2,050,652

The Company’s office and manufacturing site is located in Yang Ling Agricultural High-Tech Industries Demonstration Zone in the province of Shanxi, People’s Republic of China. The Company leases land per a real estate contract with the government of People’s Republic of China for a period from November 2001 through November 2051. Per the People’s Republic of China’s governmental regulations, the Government owns all land.

During July 2003, the Company leased another parcel of land per a real estate contract with the government of the People’s Republic of China for a period from July 2003 through June 2053.

The Company has recognized the amounts paid for the acquisition of rights to use land as intangible asset and amortizing over a period of fifty years. The “Rights to use land” is being amortized over a 50 year period.

The Company acquired Fluid and Compound Fertilizers proprietary technology rights with a life ending December 31, 2011. The Company is amortizing Fertilizers proprietary technology rights over a period of ten years.

On July 15, 2008, the Company entered into a 50 year land rights agreement.

Amortization expense for the Company’s intangible assets for the years ended December 31, 2008 and 2007 amounted to $154,730 and $141,416, respectively.

Amortization expense for the Company’s intangible assets over the next five fiscal years is estimated to be:  2009-$150,000, 2010-$150,000, 2011-$150,000, 2012- $150,000; 2013 - $150,000 and thereafter - $4,340,000.

Bodisen Biotech, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2008 and 2007

Note 9 – Stock Options

Following is a summary of the stock option activity:

	Options outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value

Outstanding, December 31, 2006	136,000	$5.39	$50,000
Granted	-	-
Forfeited	-	-
Exercised	-	-
Outstanding, December 31, 2007	136,000	$5.39	$0
Granted	400,000	0.70
Forfeited	-	-
Exercised	-	-
Outstanding, December 31, 2008	536,000	$1.89	$0

Following is a summary of the status of options outstanding at December 31, 2008:

Outstanding Options			Exercisable Options

Exercise Price	Number	Average Remaining Contractual Life	Average Exercise Price	Number	Average Exercise Price

$5.00	100,000	0.68	$5.00	100,000	$5.00
$5.80	10,000	1.25	$5.80	10,000	$5.80
$6.72	26,000	2.00	$6.72	26,000	$6.72
$0.70	400,000	2.25	$0.70	400,000	$0.70

The assumptions used in calculating the fair value of warrants granted in 2008 using the Black-Scholes option- pricing model are as follows:

Risk-free interest rate	2.05%
Expected life of the options	2.5 years
Expected volatility	128%
Expected dividend yield	0%

Note 10 – Employee Welfare Plans

The Company has established its own employee welfare plan in accordance with Chinese law and regulations. The Company makes annual contributions of 14% of all employees’ salaries to the employee welfare plan. The total expense for the welfare plan was $0 and $0 for the years ended December 31, 2008 and 2007, respectively. The Company has recorded welfare payable of $0 and $71,908 at December 31, 2008 and 2007, respectively, which is included in accrued expenses in the accompanying consolidated balance sheet.

Bodisen Biotech, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2008 and 2007

Note 11 – Statutory Common Welfare Fund

As stipulated by the Company Law of the People’s Republic of China (PRC), net income after taxation can only be distributed as dividends after appropriation has been made for the following:

i.	Making up cumulative prior years’ losses, if any;

ii.
Allocations to the “Statutory surplus reserve” of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company’s registered capital;

iii.
Allocations of 5-10% of income after tax, as determined under PRC accounting rules and regulations, to the Company’s “Statutory common welfare fund,” which is established for the purpose of providing employee facilities and other collective benefits to the Company’s employees; and

iv.	Allocations to the discretionary surplus reserve, if approved in the stockholders’ general meeting.

Pursuant to the new Corporate Law effective on January 1, 2006, there is now only one "Statutory surplus reserve" requirement. The reserve is 10 percent of income after tax, not to exceed 50 percent of registered capital.

The Company has appropriated $0 and $0 as reserve for the statutory surplus reserve and welfare fund for the years ended December 31, 2008 and 2007, respectively.

Note 12 – Factory Location and Lease Commitments

The Company’s principal executive offices are located at North Part of Xinquia Road, Yang Ling Agricultural High-Tech Industries Demonstration Zone Yang Ling, Shaanxi province, People’s Republic of China. BBST owns two factories, which includes three production lines, an office building, one warehouse, and two research labs and, is located on 10,900 square meters of land. These leases require monthly rental payments of $2,180 and the leases expire in 2013.

~~In August 2006, the Company entered into a 30-year land-lease arrangement with the government of the People’s Republic of China, under which the Company pre-paid $2,529,818 upon execution of the contract of lease expense for the next 15 years. The Company agreed to make a prepayment for the next eight years in November 2021, and will make a final pre-payment in November 2029 for the remaining seven years. The annual lease expense amounts to approximately $169,580.~~

Note 13 – Current Vulnerability Due to Certain Concentrations

Two vendors provided 16% and 6% of the Company’s raw materials for the year ended December 31, 2008.  Two vendors provided 70.3% and 10.5% of the Company’s raw materials for the year ended December 31, 2007.

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, by the general state of the PRC’s economy. The Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Bodisen Biotech, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2008 and 2007

Note 14 – Litigation

The Company is involved in a variety of claims, suits, investigations and proceedings that arise from time to time in the ordinary course of its business, including actions with respect to contracts, intellectual property (IP), product liability, employment, benefits, securities, and other matters.  These actions may be commenced by a number of different constituents, including competitors, partners, clients, current or former employees, government and regulatory agencies, stockholders, and representatives of the locations in which it does business. The following is a discussion of some of the more significant legal matters involving the Company.

In late 2006, various shareholders of the Company filed eight purported class actions in the U.S. District Court for the Southern District of New York against the Company and certain of its officers and directors (among others), asserting claims under the federal securities laws.  The complaints contain allegations about prior financial disclosures and its internal controls and a prior, now-terminated relationship with a financial advisor.

The eight actions are Stephanie Tabor vs. Bodisen, Inc., et al., Case No. 06-13220 (filed November 2006), Fraser Laschinger vs. Bodisen, Inc., et al., Case No. 06-13254 (filed November 2006), Anthony DeSantis vs. Bodisen, Inc., et. al., Case No. 06-13454 (filed November 2006), Yuchen Zhou vs. Bodisen, Inc., et. al., Case No. 06-13567 (filed November 2006), William E. Cowley vs. Bodisen, Inc., et. al., Case No. 06-13739 (filed December 2006), Ronald Stubblefield vs. Bodisen, Inc., et. al., Case No. 06-14449 (filed December 2006), Adam Cohen vs. Bodisen, Inc., et. al., Case No. 06-15179 (filed December 2006) and Lawrence M. Cohen vs. Bodisen, Inc., et. al., Case No. 06-15399 (filed December 2006). Plaintiffs have not specified an amount of damages they seek. Last year, the Court consolidated each of the actions into a single proceeding.

In October 2008 the New York Federal Court presiding over the eight consolidated class actions against Bodisen and its management granted the Company’s initial motion to dismiss the cases.

In addition, the court has notified Bodisen that it also granted the Company’s second motion to dismiss, which challenged the subject matter jurisdiction of the court over about 40% of the class and thus sought to reduce the number of potential class plaintiffs significantly. The court has not provided the Company this written decision, however, the Company hopes to receive it soon.

In 2007, Ji Xiang, a shareholder of China Natural Gas (and son of its Chairman and CEO) instituted litigation in the Chinese court system in Shaanxi province challenging the validity of the Company’s ownership of 2,063,768 shares of China Natural Gas common stock. The Company obtained these shares in September 2005 in a share transfer agreement and asserts that it has fully performed its obligations under the agreement and is entitled to own the shares. The parties in the Chinese litigation have submitted their evidence and now await a decision from the Chinese court. Also, in January 2008, the same shareholder instituted litigation in a Utah state court against Yangling Bodisen Biotech Development Co. Ltd. and Interwest Transfer Co. (China Natural Gas’s transfer agent) seeking to prevent the Company from selling its shares in China Natural Gas. Plaintiff has obtained an order from the Utah court provisionally preventing the Company from selling the China Natural Gas shares pending a decision on the merits of the underlying dispute. The Company intends to vigorously and thoroughly defend itself against this claim. While the Company believes it will prevail in these litigation matters and establish its right of ownership to the China Natural Gas shares, an adverse outcome could have a material adverse effect on its business, financial condition, results of operations or liquidity.

ITEM 9. DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A(T). CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of December 31, 2008. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. The reasons that our Chief Executive Officer and Chief Financial Officer arrived at this conclusion include:

•
Our inability to complete the Management’s Annual Report on Internal Control over Financial Reporting . For the reasons described below under “Internal Control over Financial Reporting,” our management’s assessment of our internal control over financial reporting for the years ended December 31, 2008 and 2007 have not been completed. Because we were not able to complete the internal control reports within the time periods prescribed and include such reports in our annual reports on Form 10-K for the years ended December 31, 2008 and 2007, our management is not able to make a determination at this time that our disclosure controls and procedures were effective as of December 31, 2008.

Notwithstanding the conclusion that our disclosure controls and procedures were not effective as of the end of the period covered by this report, the Chief Executive Officer and the Chief Financial Officer believe that the financial statements and other information contained in this annual report present fairly, in all material respects, our business, financial condition and results of operations.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Although we are now a “smaller reporting company,” in prior periods we were considered to be an “accelerated filer” under the rules and regulations of the Commission. As an accelerated filer, we were required to evaluate and assess our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”) as of the end of the period covered by our annual report on Form 10-K for the year ended December 31, 2006. Although we had engaged an outside consulting firm in September 2006 to assist us in preparing to implement SOX 404, we did not know that we would be considered an “accelerated filer” until the end of 2006 and would thus be required to include such report on our 2006 annual report. Because we did not have an accurate understanding of when compliance with SOX 404 was required, our work to implement SOX 404 was not sufficiently advanced in order for us to complete the evaluation on a timely basis with respect to the period ending December 31, 2006. Moreover, management has been unable to fully complete its evaluation and assessment with respect to the period ending December 31, 2008 prior to the filing of this Form 10-K for the year ended December 31, 2008. Management believes that any such assessment should be based on the criteria established in the “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Although our independent registered public accounting firm, Morgenstern, Svoboda & Baer, P.C.. has not specifically identified any significant deficiencies or material weaknesses, our management has concluded that its internal control over financial reporting for the period ending December 31, 2008 was not effective.

Our inability to complete the required report for the year ended December 31, 2006 prevented our former independent registered public accounting firm, Kabani & Company, Inc., from being able to satisfactorily complete an audit of our internal control over financial reporting pursuant to SOX 404, which was required to be included in our annual report on Form 10-K for the year ended December 31, 2006. For this reason, Kabani & Company, Inc. disclaimed an opinion on our internal control over financial reporting for the year ended December 31, 2006.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Had management been able to complete its assessment, such report would not have been subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report for the year ended December 31, 2008.

Notwithstanding the conclusion that our internal control over financial reporting was not effective as of the end of the period covered by this report, the Chief Executive Officer and the Chief Financial Officer believe that the financial statements and other information contained in this annual report present fairly, in all material respects, our business, financial condition and results of operations.

Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting (as defined in Rule 13a-15f under the Exchange Act) that occurred during the fourth quarter of 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.
PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Below are the names and certain information regarding our current executive officers and directors:

Name	Age	Position
Bo Chen	51	Chairman, Chief Executive Officer and President
Qiong Wang	43	Director
Patrick McManus	54	Director
Chenglin Guo	40	Director
Chunsheng Wang	45	Chief Operating Officer
Junyan Tong	37	Chief Financial Officer

Officers are elected annually by the Board of Directors, at our annual meeting, to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board.

On June 4, 2007 and as previously disclosed on a Current Report on Form 8-K, Yiliang Lai resigned as our Chief Financial Officer, and our Board of Directors appointed Junyan Tong as our Chief Financial Officer with immediate effect. On February 19, 2008 and as previously disclosed on a Current Report on Form 8-K, David Gatton resigned from our Board of Directors. Mr. Gatton’s resignation was due to personal reasons and not because of any disagreement with the Company on any matter relating to the Company’s operations, policies or procedures.  On December 8, 2008 and as previously disclosed on a Current Report on Form 8-K, Linzhang Zhu resigned from our Board of Directors. Mr. Gatton’s resignation was due to personal health reasons and not because of any disagreement with the Company on any matter relating to the Company’s operations, policies or procedures.

Background of Executive Officers and Directors

Bo Chen, Chairman, Chief Executive Officer and President of Bodisen; Director and President of our subsidiary, Yang Ling - Mr. Chen is one of Bodisen’s original founders and stockholders. He has served as Bodisen’s Chairman and Chief Executive Officer since January 5, 2007, and as President since 2004. From August 1997 to August 2001, Mr. Bo Chen was Chief Operations Officer and Chief Technology Officer of Shaanxi Bodisen Chemical Co., Ltd. From July 1994 to December 1997, he was the Chief Executive Officer and President of Yang Ling Shikanglu Chemurgical Technology Development Co., Ltd. Mr. Chen received his Bachelor of Science degree from Shaanxi Normal College in July 1984.

Qiong Wang, Director of Bodisen; Director of Yang Ling - Mrs. Wang Qiong has served as a Director of Bodisen since the merger of Bodisen Holding and Bodisen International and she has been on the board of Yang Ling since Yang Ling was founded in August 2001. She also served as the Chairman of the Board of Bodisen Biotech, Inc. until January 5, 2007. Mrs. Wang Qiong has over 10 years experience in the fertilizer and chemical industry. From 1997 to May 2001, she was the Chief Executive Officer and President of Shaanxi Bodisen Chemical Co., Ltd., which changed its name to Yang Ling Bodisen Biology Science and Technology Development Company Limited on August 31, 2001. From May 1996 to December 1997, she was the President of Yang Ling Kangyuan Agricultural Chemical Company, a company dedicated to the research and development of agricultural products. Mrs. Wang Qiong graduated from North-West Agronomy College, with a Bachelor of Science degree in 1986.

Patrick McManus, Director of Bodisen - Mr. Patrick McManus, CPA, J.D., joined Bodisen’s Board of Directors on May 1, 2004 as an independent board member. Mr. McManus brings over 25 years of experience in business, finance and law to Bodisen. He was elected Mayor of the City of Lynn, Massachusetts in 1992 and served in this position until his retirement to the private practice of law and accounting in 2002. While serving the City of Lynn as its Mayor, he was elected a member and trustee of the Executive Committee of the U.S. Conference of Mayors (USCM) with responsibility for developing policy for the USCM. He also served as the Chairman of the USCM Science and Technology Subcommittee, the Urban Water Council, and the USCM Audit Committee. Mr. McManus started his career in business with the General Electric Company in 1979, and was a Professor of Business and Finance at Salem State College in Massachusetts. He was instrumental in establishing a close alliance as well as coordinating a regular exchange of visits by members of the U.S. Conference of Mayors and the China Association of Mayors. Mr. McManus has been a Certified Public Accountant since 1985. Mr. McManus received his Juris Doctorate from Boston College Law School and an MBA from Suffolk University. Mr. McManus also serves as a director of Harbin Electric Co., which is based in Harbin, China.

Chenglin Guo, Director of Bodisen - Mr. Guo has an economic management Bachelor Degree from Tianjing Commercial University.  He is also an engineer and from 1995 to 1996 Mr. Guo was the Manager of Yangling Industry and Commercial Union Training School.  From 1997 to 1999 he was the head of Xianyang Industry and Commercial Union Training School, the Vice Head Secretary of Xianyang Commercial Union, and Manager of Xianyang Industry and Commercial Economic Consulting Center. From 2000 to present, he has been working in a social service position.

Chunsheng Wang, Chief Operating Officer of Bodisen, Executive Vice President and Chief Operating Officer of Yang Ling - Mr. Wang Chunsheng joined Bodisen in September 2001 as Chief Operating Officer. From September 1999 to August 2001, Mr. Wang Chunsheng was Vice General Manager of the Shaanxi Bodisen Chemical Co. Ltd. responsible for sales and marketing. From January 1997 to July 1999, he held a position as Senior Sales Manager with the Yang Ling Kangyuan Agricultural Chemical Company. Mr. Wang Chunsheng holds an agronomist certification.

Junyan Tong, Chief Financial Officer of Bodisen and Yang Ling - Promoted to the position of Chief Financial Officer on June 4, 2007. Since 2005, Ms. Tong was serving as the Company’s Assistant Chief Financial Officer. From 1998-2002, Ms. Tong was Chief Financial Officer of Shenzhen Rongxun Industry Co., Ltd, a fitness equipment manufacturing company, where she was in charge of banking, tax matters, foreign currency issues, general ledgers, budgeting and financial analysis. From 1995-1998, Ms. Tong served as Financial Manager of Guangdong Zhongyunhui Electric Co., Ltd., a telecommunications company. There, Ms. Tong was responsible for cost control, budgeting and foreign currency issues. From 1991-1995, Ms. Tong was Accounting Manager at Guangdong Dongguan Anbao Industry Co., Ltd., a China-based electronics appliance company. As Accounting Manager, Ms. Tong handled financial statements, general ledger and cost control matters. Ms. Tong holds a degree in financial management from Harbin Economic Management Institute

Board of Directors

Our Directors are elected by the vote of a plurality in interest of the holders of our voting stock and hold office for a term of one year and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business. The directors must be present at the meeting to constitute a quorum. However, any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board individually or collectively consent in writing to the action.

Committees

Our Board of Directors has a Nominating Committee and a Compensation Committee.

The committees and the committee members are listed below:

1.	Nominating Committee: Chenglin Guo (Chairman) and Patrick McManus
2.	Compensation Committee: Patrick McManus (Chairman) and Chenglin Guo

As previously reported in a Current Report on Form 8-K, at a July 30, 2007 meeting of our Board of Directors, in light of the fact that our securities are no longer listed on a national securities exchange or listed in an automated inter-dealer quotation system of a national securities association, our Board of Directors took action to disband our audit committee effective July 30, 2007.

Board Compensation

Directors may receive compensation for their services and reimbursement for their expenses as shall be determined from time to time by resolution of the Board.

Employment Agreements

There are currently no employment agreements between the Company and any of its named executive officers. Further details regarding executive compensation are provided in Item 11 of this report.

Family Relationships

Mr. Chungsheng Wang, our Chief Operating Officer, and Ms. Qiong Wang, a member of our Board of Directors are siblings.

Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, as amended, requires our executive officers, directors and persons who beneficially own more than 10% of our shares of common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors and greater-than-10% holders are required to furnish us with copies of all Section 16(a) forms they file.

Based upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended December 31, 2008, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

Code of Ethics

The Company has adopted a Code of Ethics that applies to all officers, directors and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer and controller. A copy of the Company’s Code of Ethics is included as an exhibit to this annual report. Stockholders may request a free copy of the Code of Ethics by contacting the Investor Relations Department at our corporate offices by calling +011-86-29-87074957, or by sending an e-mail message to info@bodisen.com.

Nominating Procedures

During 2008 there were no material changes to the procedures by which security holders may recommend nominees to our Board of Directors.

ITEM 11. EXECUTIVE COMPENSATION

Executive Compensation

The following table contains information concerning the compensation of our executive officers and other most highly compensated executive officers for the fiscal year ended December 31, 2007.

Summary Compensation Table

Name And Principal Position (a)	Year (b)	Salary (1) ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compen- sation ($) (g)	Nonqualified Deferred Compen- sation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Qiong Wang, former Chief Executive Officer	2008	6,223	N/A	N/A	N/A	N/A	N/A	N/A	6,223
	2007	6,025	N/A	N/A	N/A	N/A	N/A	N/A	6,025
Bo Chen	2008	7,628	N/A	N/A	N/A	N/A	N/A	N/A	7,628
President and current Chief Executive Officer	2007	5,188	N/A	N/A	N/A	N/A	N/A	N/A	5,188
Junyan Tong	2008	3,712	N/A	N/A	N/A	N/A	N/A	N/A	3,712
current Chief
Financial Officer	2007	3,138	N/A	N/A	N/A	N/A	N/A	N/A	3,138
Chunsheng Wang	2008	4,327	N/A	N/A	N/A	N/A	N/A	N/A	4,327
Chief Operating
Officer	2007	4,351	N/A	N/A	N/A	N/A	N/A	N/A	4,351

(1) All compensation for the officers identified in this table was paid in Chinese Renminbi, and is expressed in U.S. dollars based on the exchange rate in effect as of the last day of the relevant period. The exchange rates between the Renminbi and the U.S. dollar were 6.82 and 7.17 Renminbi to every one U.S. dollar at December 31, 2008 and 2007, respectively.

Outstanding Equity Awards at Fiscal Year-End

None of our named executive officers had unexercised options, stock that has not vested, or equity incentive plan awards outstanding as of December 31, 2008.

Compensation of Directors

Directors of the Company receive compensation for their services and reimbursement for their expenses as determined by the Board of Directors from time to time.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) I	Option Awards ($) (d)	Non-Equity Incentive Plan Compen- sation ($) (e)	Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Patrick McManus	24,000	N/A	N/A	N/A	N/A	N/A	24,000
Chenglin Guo	0	N/A	N/A	N/A	N/A	N/A	0
Linzhang Zhu*	3,870	N/A	N/A	N/A	N/A	N/A	3,870
* Mr. Zhu resigned from our Board effective December 8, 2008.

Compensation Committee

Our Board of Directors has a Compensation Committee, which is composed of Patrick McManus and Chenglin Guo. The function of the Compensation Committee is to evaluate, recommend to the Board of Directors, and/or determine, the compensation levels of the Company’s executives, including the Chief Executive Officer, and the equity allocations relating to the Company’s equity programs.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance under Equity Compensation Plans

Pursuant to our 2004 Stock Option Plan, we are authorized to issue stock options for up to 1,000,000 shares of our common stock. On June 4, 2004, we granted David Gatton and Patrick McManus, who were each members of our Board of Directors at such time, 50,000 stock options each, having an exercise price of $5.00 per share, which was the same as the market price of the shares at the time of granting of the option. Of the options subject to such grants, 25,000 of each grant vested immediately and the remaining 25,000 vested over 8 equal quarterly installments, where the first installment vested at the end of the second quarter 2004.

We granted Messrs. Gatton and McManus an additional 5,000 options each on December 28, 2004, which vested on December 31, 2004. The option exercise price for these options was $5.80 per share, which was the same as the market price of the shares at the time of granting of the options.

On October 4, 2005, we granted an additional 13,000 stock options to each Messrs. Gatton and McManus. Of each grant, 10,000 stock options vested immediately, with the remaining 3,000 stock options vesting over the next three months. The option exercise price was $6.72, which was the same as fair value of the shares at the time of granting of the options.

Mr. Gatton resigned from our Board of Directors effective February 19, 2008.

Equity Compensation Plan Information
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	N/A	N/A	N/A
Equity compensation plans not approved by security holders	136,000	$5.39	864,000
Total	136,000		864,000

During 2008, we also granted to a consultant, 400,000 options to purchase shares of our common stock for $0.70 per share.  These share we granted outside of the 2004 Stock Option Plan.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of April 14, 2008 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent of our common stock; (ii) each of our current executive officers and directors; and (iii) our current directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (2)
Qiong Wang	720,000	3.85%
Bo Chen	690,000	3.69%
Patrick McManus (3)	68,000	*
Chunsheng Wang	0	*
Junyan Tong	0	*
Chenglin Guo	0	*
All officers and directors as a group (6 persons)	1,478,000	7.87%

*	Less than 1%.

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Bodisen Biotech, Inc., Room 2001, FanMei Building, No. 1 Naguan Zhengjie, Xi’an, Shaanxi, China, 710068.

(2)
Applicable percentage ownership is based on 18,710,520 shares of common stock outstanding as of April 14, 2008, together with securities exercisable or convertible into shares of common stock within 60 days of April 14, 2008 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of April 14, 2008 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Number of shares beneficially owned reflect stock options held by Mr. McManus.

No Director, executive officer, affiliate or any owner of record or beneficial owner of more than 5% of any class of our voting securities is a party adverse to us or has a material interest adverse to us.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS  AND DIRECTOR INDEPENDENCE

Related Party Transactions

None.

Director Independence

Our Board of Directors has determined that Patrick McManus and Linzhang Zhu meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our Board of Directors has also determined that these persons have no material relationships with us - either directly or as a partner, stockholder or officer of any entity which could be inconsistent with a finding of their independence as members of our Board of Directors.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The aggregate fees billed for each of the fiscal years ended December 31, 2008 and 2006 for professional services rendered by the principal accountant for the audit our annual financial statements and review of the financial statements included our Form 10-K or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Year Ended December 31, 2008	Year Ended December 31, 2007
Audit Fees	$98,360	$57,500
Audit Related Fees	$22,100	27,997
Tax Fees	-	-
All Other Fees	-	-
Total	$124,460	$85,497

Audit services include fees associated with the annual audit and the review of documents filed with the Securities and Exchange Commission. Audit-related fees principally include fees reasonably related to the performance of the audit or review of our financial statements and that are not reported as Audit Fees. Tax fees included tax compliance, tax advice and tax planning work.

Pre-Approval Policies and Procedures

Because we no longer have an audit committee, the following protocol by which we approve in advance any audit or permissible non-audit services to be provided to the Company by its independent auditor is now performed by our full Board of Directors. Prior to the engagement of the independent auditor for any fiscal year’s audit, our Board discusses with management anticipated recurring audit, audit-related, tax and other services expected to be provided by the auditor during that fiscal year. The Board establishes terms for the performance of the recurring services that it has pre-approved, and informs on a timely basis, and in any event for the next scheduled meeting, of any such services rendered by the independent auditor and the related fees.

The fees for any services thus approved are budgeted, and our Board requires the independent auditor and management to report actual fees versus the budget periodically throughout the year. Our Board will require additional pre-approval if circumstances arise where it becomes necessary to engage the independent auditor for additional services above the amount of fees originally pre-approved. Any audit or non-audit service must be separately pre-approved by our Board on a case-by-case basis.

Every request to provide services that are not pre-approved must include a statement by the independent auditor as to whether, in its view, the request is consistent with the SEC’s rules on auditor independence.

Our Board will not grant approval for:

•	any services prohibited by applicable law or by any rule or regulation of the SEC or other regulatory body applicable to the Company;

•	provision by the independent auditor to the Company of strategic consulting services of the type typically provided by management consulting firms; or

•
the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the tax treatment of which may not be clear under the Internal Revenue Code and related regulations and which it is reasonable to conclude will be subject to audit procedure during an audit of the Company’s financial statements.

Tax services proposed to be provided by the auditor to any director, officer or employee of the Company who is in an accounting role or financial reporting oversight role must be approved by our Board on a case-by-case basis where such services are to be paid for the by the Company, and our Board will be informed of any services to be provided to such individuals that are not to be paid for by the Company.

In determining whether to grant pre-approval of any non-audit services in the “all other” category, our Board will consider all relevant facts and circumstances, including the following four basic guidelines:

•	whether the service creates a mutual or conflicting interest between the auditor and the Company;

•	whether the service places the auditor in the position of auditing his or her own work;

•	whether the service results in the auditor acting as management or an employee of the Company; and

•	whether the service places the auditor in a position of being an advocate for the Company.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Financial Statements

A list of the financial statements of the Company filed as part of this Report can be found in the Index to Financial Statements on page F-1.

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation (incorporated by reference to Company’s Form SB-2 filed September 3, 2002)
3.2	By-Laws (incorporated by reference to Company’s Form SB-2 filed September 3, 2002).
10.1	Bodisen Biotech, Inc. 2004 Stock Option Plan (incorporated by reference to Company’s Form 10-KSB filed March 31, 2005)
10.2	Form of Bodisen Biotech, Inc. Nonstatutory Stock Option Agreement (incorporated by reference to Company’s Form 10-KSB filed March 31, 2005)
14.1	Code of Ethics and Business Conduct for Officers, Directors and Employees of Bodisen Biotech, Inc. (incorporated by reference to the Company’s Form 10-K filed April 30 ,2007)
21.1	Schedule of Subsidiaries (incorporated by reference to the Company’s Form 10-K filed April 30 ,2007)
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14 and Rule 15d 14(a), promulgated under the Securities and Exchange Act of 1934, as amended
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bodisen Biotech, Inc.

March ~~31,~~30, 2009	By:	/s/ Bo Chen
Bo Chen
Chief Executive Officer (Principal Executive Officer)

March ~~31,~~30, 2009	By:	/s/ Junyan Tong
Junyan Tong
Chief Financial Officer
(Principal Financial and Accounting Officer)

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Bo Chen
Bo Chen	Chairman, Chief Executive Officer and President	March ~~31,~~30, 2009
/s/ Junyan Tong
Junyan Tong	Chief Financial Officer	March ~~31,~~30, 2009
/s/ Wang Qiong
Wang Qiong	Director	March ~~31,~~30, 2009
/s/ Patrick McManus
Patrick McManus	Director	March ~~31,~~30, 2009
/s/ Chenglin Guo
Chenglin Guo	Director	March ~~31,~~30, 2009

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation (incorporated by reference to Company’s Form SB-2 filed September 3, 2002)
3.2	By-Laws (incorporated by reference to Company’s Form SB-2 filed September 3, 2002).
10.1	Bodisen Biotech, Inc. 2004 Stock Option Plan (incorporated by reference to Company’s Form 10-KSB filed March 31, 2005)
10.2	Form of Bodisen Biotech, Inc. Nonstatutory Stock Option Agreement (incorporated by reference to Company’s Form 10-KSB filed March 31, 2005)
14.1	Code of Ethics and Business Conduct for Officers, Directors and Employees of Bodisen Biotech, Inc. (incorporated by reference to the Company’s Form 10-K filed April 30, 2007)
21.1	Schedule of Subsidiaries (incorporated by reference to the Company’s Form 10-K filed April 30 ,2007)
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended*
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14 and Rule 15d 14(a), promulgated under the Securities and Exchange Act of 1934, as amended*
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

* Filed herewith

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bo Chen, certify that:

1. I have reviewed this annual report on Form 10-K of Bodisen Biotech, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

 ~~3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;~~
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

 ~~4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:~~
4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

 ~~a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;~~
a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

 ~~b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;~~
b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

 ~~c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and~~
c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

 ~~d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and~~
d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

 ~~5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):~~
5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

 ~~a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and~~
a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

 ~~b) any fraud, whether or not material, that involves management~~
b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: March ~~31,~~30, 2009	By:	/s/ Bo Chen
Bo Chen
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Junyan Tong certify that:

1. I have reviewed this annual report on Form 10-K of Bodisen Biotech, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

 ~~3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;~~
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

 ~~4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:~~
4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

 ~~a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;~~
a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

 ~~b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;~~
b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

 ~~c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and~~
c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

 ~~d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and~~
d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

 ~~5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):~~
5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

~~a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and~~
a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

~~b) any fraud, whether or not material, that involves management~~
b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: March ~~31,~~30, 2009	By:	/s/ Junyan Tong
Junyan Tong
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Bo Chen, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the annual report on Form 10-K of Bodisen Biotech, Inc. for the fiscal year ended December 31, 2008 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such report fairly presents, in all material respects, the financial condition and results of operations of Bodisen Biotech, Inc.

Dated: March ~~31,~~30, 2009	By:	/s/ Bo Chen
Bo Chen
Chief Executive Officer

I, Junyan Tong certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the annual report on Form 10-K of Bodisen Biotech, Inc. for the fiscal year ended December 31, 2008 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such report fairly presents, in all material respects, the financial condition and results of operations of Bodisen Biotech, Inc.

Dated: March ~~31,~~30, 2009	By:	/s/ Junyan Tong
Junyan Tong
Chief Financial Officer

EXHIBIT D
Management’s Report on Internal Controls over Financial Reporting

MANAGEMENT’S ASSESSMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AS OF DECEMBER 31, 2008

In order to avoid damage to the enterprise caused by all kinds of risks, and to maintain the company's continuance, rapid and healthy development and ensure the most interests of shareholders, pursuant to federal and state corporate and securities laws, including the Sarbanes-Oxley Act of 2002 and other regulatory documents, the company continually works to strengthen its governance, encourage standardized operations, improve and strengthen inspections of our internal control system. We have achieved some success on the establishment of our internal controls over financial reporting.

Our assessment of internal controls over financial reporting for the fiscal year 2008 is as follows:

I.    Internal controls at the corporate level

In September 2006, Company engaged an outside consulting firm, Shanghai ThinkBridge Enterprise Management Co., Ltd., to assist us in implementing the controls required by Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). After three months of review and rectification, as of the end of December 2006 Bodisen had developed and adopted a system for maintaining internal controls over financial reporting and has since implemented it effectively. Our management continues to modify and perfect our internal control system in the course of conducting regular assessments.

1.    Anti-fraud controls

Under our system of internal controls, we will assign two to three employees to participate in the implementation of any significant corporate projects for the purpose of preventing fraudulent activities from occurring.

2.     Procedures to ensure management’s adherence to our policies and procedures for internal controls

We have established a number of rules, including "Rules of Procedure for General Shareholder Meetings", "Rules of Procedure for Board of Directors Meetings", "Task Regime for Independent Directors," As a result of these policies and procedures, we have not yet experienced any scenario where management has not adhered to the Company’s internal controls regime.

3.    The effectiveness of the Audit Committee

Although the Company does not have an official "internal audit system", it regularly reviews and revises internal work to ensure the reliability and accuracy of its financial statements.

4.    Corporate control of business performance

The company's internal control system was implemented by all decision-making management levels of the Company and its subsidiaries and affiliates. Decision-making management includes the board of directors. The Board secretary’s office under the Board of Directors coordinates Board-related matters and investor relations related matters. The Company’s subsidiaries have established production, operation, management, administrative and other departments and positions that can fulfill the Company’s business plan.

II. Internal controls on an operational level

1.	Financial management, accounting, billing, report reviewing.

(a)	Financial management

The consulting firm, Shanghai ThinkBridge Enterprise Management Co., Ltd. established a Financial Management Policy that controls financial risks, and pursues reasonable fundraising activities, ensures effective use of assets, and controls costs and expenses so as to optimize the content and effectiveness of the company's assets.

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(b)           Bookkeeping

In accordance with provisions outlined in the Financial Management Policy, the accounting staff keeps detailed records to track handling, verification, auditing, and payment activities.

(c)  Settlement of accounts

In accordance with our Financial Management Policy, financial accounts for the previous month must be carried forward on the seventh day of the current month. After all entries for the month have been made, the accounting supervisor applies for settlement with the Chief Financial Officer. After the Chief Financial Officer has reviewed the accuracy of all records, the accounting supervisor settles the accounts.

(d)         Review of reports

After settlement of accounts, our financial software system automatically generates financial statements. Our accounting officer reviews all the data for each chart of accounts one by one and submits them to Chief Financial Officer, then finally to the Company's management to review.

2. Human Resource Management

We developed a comprehensive "Human Resources Management Policy" and a series of more systematic employment, training, job rotation, appraisal, rewards and punishment, promotion and termination procedures.  Additionally under the policy, staff training and assessment are made on a regular basis.

3. Sales management and accounts receivable management

We developed a complete record system for client files, contracts, and after-sales service, by which we track and manage accounts receivable according to the aging of the accounts and regularly designate staff members to check and collect on such accounts.

4.     Purchase and accounts payables management

The Company has established "Standards for Management of Purchases " and Supplier Contract Files to monitor the procurement process. As part of the procurement process, procurement staff members submit purchase applications.  After reviewing by the general manager of the relevant operating subsidiary, procurement activities can be executed. Accounts payable are tracked and managed according to the aging of the accounts by the staff, and can be checked and collected on a regular base.

5. Production management

We have developed comprehensive production, safety and operating management procedures, which include a quality management system, technology and equipment management systems, and metering and energy management systems. All systems are regularly examined and evaluated and staff training and examinations are regularly conducted. The quality department monitors production strictly so that the quality and safety of our products can be ensured.

6.  Inventory management

We have developed comprehensive procedures for inventory storage and security management, which involve checking and counting inventory regularly to ensure the effectiveness of property management and accuracy of records.

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7.  Information Technology Management

To ensure that we can get accurate and complete information in a timely manner, and to prevent important information from being omitted in our disclosures, we require that all computers require a log-on password that is unchangeable by anyone other than the network administrator. Important electronic documents are also password protected to keep our information collection and management activities confidential.

III.  Self-assessment on internal controls

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management, including Bo Chen, our Chief Executive Officer, and Junyan Tong, our Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008.

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer. Based on that evaluation, Messrs. Bo and Tong concluded that because of the material weakness in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2008.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act.  Our management is also required to assess and report on the effectiveness of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”).   Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008.  In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.

Notwithstanding the aforementioned controls implemented in December 2006, during management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, management identified deficiencies related to (i) the U.S. GAAP expertise of our internal accounting staff, (ii) a lack of segregation of duties within accounting functions, (iii) our internal risk assessment functions, and (iv) our communication functions.. Management believes that these deficiencies amount to a material weakness that render our internal controls over financial reporting ineffective as of December 31, 2008.

A material weakness (within the meaning of PCAOB Auditing Standard No. 5) is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In order to correct the foregoing deficiencies, we have taken the following remediation measures:

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•
Although our accounting staff is professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP matters.   Management has determined that our internal audit function is also significantly deficient due to insufficient qualified resources to perform internal audit functions. We retained an outside consulting firm in September 2006, which has since been assisting us in the implementation of Section 404.

We have committed to the establishment of effective internal audit functions and have instituted various anti-fraud control and financial and account management policies and procedures to strengthen our internal controls over financial reporting. Due to the scarcity of qualified candidates with extensive experience in U.S. GAAP reporting and accounting in the region, we were not able to hire sufficient internal audit resources before the end of 2008. However, we will increase our search for qualified candidates with assistance from recruiters and through referrals.

•
Due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible.  However, to the extent possible, we will implement procedures to assure that the initiation of transactions, the custody of assets and the recording of transactions will be performed by separate individuals.

•
As of the fiscal year ended December 31, 2008, we have not yet established an effective risk assessment system that enables us to collect related information comprehensively and systematically, assess risks in a timely, realistic manner, and take appropriate measures to control risks effectively. The Company is working with its outside consultant to devise an effective risk assessment system and our chief financial officer Junyan Tong is responsible for overseeing such measures.

•
As of the fiscal year ended December 31, 2008, we are working to strengthen efforts to establish an effective communication system with clear procedures that will enable us to collect, process and deliver information related to internal controls in a timely fashion.  Due to our limited staff, our chief financial officer, Mr. Tong, will initially be primarily responsible for collecting and delivering such information among the different levels of Company management.

We believe that the foregoing steps will remediate the significant deficiency identified above, and we will continue to monitor the effectiveness of these steps and make any changes that our management deems appropriate.

Notwithstanding the conclusion that our internal control over financial reporting was not effective as of the end of the period covered by this report, the Chief Executive Officer and the Chief Financial Officer believe that the financial statements and other information contained in this annual report present fairly, in all material respects, our business, financial condition and results of operations.  Nothing has come to the attention of management that causes them to believe that any material inaccuracies or errors exist in our financial statements as of December 31, 2008.  The reportable conditions and other areas of our internal control over financial reporting identified by us as needing improvement have not resulted in a material restatement of our financial statements. Nor are we aware of any instance where such reportable conditions or other identified areas of weakness have resulted in a material misstatement of omission in any report we have filed with or submitted to the Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Auditor Attestation

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

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 Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls over financial reporting during the fourth quarter of fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Bodisen Biotech, Inc.
2009-9-11

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